================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                     FOR THE QUARTER ENDED DECEMBER 31, 2001

                                  -------------

                                  WIPRO LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                  -------------

                                 NOT APPLICABLE
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                KARNATAKA, INDIA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                  DODDAKANNELLI
                                  SARJAPUR ROAD
                       BANGALORE, KARNATAKA 560035, INDIA
                                 +91-80-844-0011
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                  -------------


Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F [X]                      Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.

        Yes [ ]                            No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

        Not applicable.

================================================================================

               CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS


        Unless the context otherwise requires, references herein to "The Company" or to "Wipro" are to Wipro Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. "Wipro" is a registered trademark of the company in India and the United States. All other trademarks or tradenames used in this Quarterly Report on Form 6-K ("Quarterly Report") are the property of their respective owners.

        In this Quarterly Report, references to "$" or "dollars" or "U.S. Dollars" are to the legal currency of the United States, and references to "Rs." or "Rupees" or "Indian Rupees" are to the legal currency of India. The Company's financial statements are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and presented in Indian Rupees. The financial information is translated into U.S. Dollars for the convenience of the reader. Except as otherwise specified, financial information is presented in rupees. References to a particular "fiscal" year are to the Company's fiscal year ended March 31 of such year.

        Unless otherwise specified herein, financial information has been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the "Noon Buying Rate") as of December 31, 2001, was Rs. 48.27 per $1.00. For the convenience of the reader, this Quarterly Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated below, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

                 FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

        In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Risk Factors" and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report and in the company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC") from time to time.

                                  WIPRO LIMITED
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                               AS OF DECEMBER 31,
                                                               --------------------------------------------------
                                                                    2000              2001             2001
                                                               --------------    --------------    --------------
                                                                    (UNAUDITED)      (UNAUDITED)    (UNAUDITED)
ASSETS
Current assets:
     Cash and cash equivalents (Note 4) ....................   Rs.  5,761,269    Rs.  7,519,850    $      155,787
     Restricted cash (Note 4) ..............................               --                --                --
     Accounts receivable, net of allowances (Note 5) .......        4,968,577         5,114,348           105,953
     Costs and earnings in excess of billings on
       incomplete contracts ................................           44,365           855,039            17,714
     Inventories (Note 6) ..................................        1,555,431         1,461,623            30,280
     Investment securities (Note 8) ........................        1,038,888         4,728,553            97,960
     Deferred income taxes (Note 23) .......................          244,414            74,069             1,534
     Other current assets (Note 7) .........................        1,756,610         2,480,411            51,386
                                                               --------------    --------------    --------------
         Total current assets ..............................       15,369,554        22,233,893           460,615
                                                               --------------    --------------    --------------
Investment securities (Note 8) .............................          285,066           357,289             7,402
Property, plant and equipment, net (Note 9) ................        5,194,364         6,291,373           130,337
Investments in affiliates (Note 14) ........................          644,666           854,659            17,706
Deferred income taxes (Note 23) ............................           70,562           136,909             2,836
Intangible assets, net (Note 10) ...........................          985,188           700,462            14,511
Other assets (Note 7) ......................................          717,112           745,538            15,445
                                                               --------------    --------------    --------------
         Total assets ......................................   Rs. 23,266,512    Rs. 31,320,123           648,853
                                                               ==============    ==============    ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Borrowings from banks (Note 16) ........................   Rs.      8,267    Rs.     97,319    $        2,016
    Current portion of long-term debt (Note 17) ............        1,362,033           136,350             2,825
    Accounts payable .......................................        1,435,290         1,825,395            37,816
    Accrued expenses .......................................        1,867,197         2,261,061            46,842
    Advances from customers ................................          788,802         1,014,947            21,026
    Other current liabilities (Note 11) ....................          759,733           516,115            10,692
    Redeemable preferred stock (Note 20) ...................               --                --                --
                                                               --------------    --------------    --------------
         Total current liabilities .........................        6,221,322         5,851,187           121,218
                                                               --------------    --------------    --------------
Long-term debt, excluding current portion (Note 17) ........          119,571            29,770               617
Deferred income taxes (Note 23) ............................            9,280           106,982             2,216
Other liabilities (Note 12) ................................           43,771            66,227             1,372
                                                               --------------    --------------    --------------
         Total liabilities .................................        6,393,944         6,054,166           125,423
                                                               --------------    --------------    --------------
Stockholders' equity:
Equity shares at Rs. 2 par value:  235,000,000 shares
     authorized as of March 31, 2000 and 375,000,000
     shares authorized as of March 31, 2001 and
     December 31, 2000 and 2001; Issued and
     outstanding: 229,156,350 shares as of
     March 31, 2000 and 232,391,814 shares as of
     December 31, 2000, 232,433,019 shares as of
     March 31, 2001, and 232,439,524 shares as of
     December 31, 2001 (Note 18) ...........................          464,784           464,879             9,631
Additional paid-in capital (Note 24) .......................        6,664,927         6,701,693           138,838
Deferred stock compensation (Note 24) ......................         (132,924)          (25,329)             (525)
Accumulated other comprehensive income (Note 8) ............              919            (1,775)              (37)
Retained earnings (Note 19) ................................        9,874,937        18,126,566           375,524
Equity shares held by a controlled Trust:
     1,216,460, 1,280,885, 1,272,785 and 1,315,085
     shares as of March 31, 2000, March 31, 2001,
     December 31, 2000, and December 31, 2001 (Note 24) ....              (75)              (77)               (2)
                                                               --------------    --------------    --------------
         Total stockholders' equity ........................       16,872,568        25,265,957           523,430
                                                               --------------    --------------    --------------
         Total liabilities and stockholders' equity ........   Rs. 23,266,512    Rs. 31,320,123           648,853
                                                               ==============    ==============    ==============


                                                                                   AS OF MARCH 31,
                                                                --------------------------------------------------
                                                                    2000               2001               2001
                                                                --------------    --------------    --------------
                                                                                                      (UNAUDITED)
ASSETS
Current assets:
     Cash and cash equivalents (Note 4) ....................    Rs.    781,495         5,622,681    $      116,484
     Restricted cash (Note 4) ..............................             2,108                --                --
     Accounts receivable, net of allowances (Note 5) .......         4,431,360         5,878,285           121,779
     Costs and earnings in excess of billings on
       incomplete contracts ................................             9,396            65,334             1,354
     Inventories (Note 6) ..................................         1,205,764         1,467,097            30,394
     Investment securities (Note 8) ........................           162,142         2,562,511            53,087
     Deferred income taxes (Note 23) .......................            11,678            73,905             1,531
     Other current assets (Note 7) .........................           981,661         2,404,408            49,812
                                                                --------------    --------------    --------------
         Total current assets ..............................         7,585,604        18,074,221           374,440
                                                                --------------    --------------    --------------
Investment securities (Note 8) .............................           135,008           144,105             2,985
Property, plant and equipment, net (Note 9) ................         3,603,681         5,479,325           113,514
Investments in affiliates (Note 14) ........................           704,885           689,693            14,288
Deferred income taxes (Note 23) ............................           256,073           221,982             4,599
Intangible assets, net (Note 10) ...........................            10,795           833,305            17,263
Other assets (Note 7) ......................................           382,307           719,084            14,897
                                                                --------------    --------------    --------------
         Total assets ......................................    Rs. 12,678,353    Rs. 26,161,715    $      541,987
                                                                ==============    ==============    ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Borrowings from banks (Note 16) ........................    Rs.     92,748    Rs.    346,650    $        7,181
    Current portion of long-term debt (Note 17) ............         1,249,570         1,326,196            27,475
    Accounts payable .......................................         1,387,606         1,847,243            38,269
    Accrued expenses .......................................         1,490,250         1,792,989            37,145
    Advances from customers ................................           754,825         1,077,371            22,320
    Other current liabilities (Note 11) ....................           435,561           467,801             9,691
    Redeemable preferred stock (Note 20) ...................           250,000                --                --
                                                                --------------    --------------    --------------
         Total current liabilities .........................         5,660,560         6,858,250           142,081
                                                                --------------    --------------    --------------
Long-term debt, excluding current portion (Note 17) ........           211,144            95,031             1,969
Deferred income taxes (Note 23) ............................            17,974            90,642             1,878
Other liabilities (Note 12) ................................           101,735            37,179               770
                                                                --------------    --------------    --------------
         Total liabilities .................................         5,991,413         7,081,102           146,698
                                                                --------------    --------------    --------------
Stockholders' equity:
Equity shares at Rs. 2 par value:  235,000,000 shares
     authorized as of March 31, 2000 and 375,000,000
     shares authorized as of March 31, 2001 and
     December 31, 2000 and 2001; Issued and
     outstanding: 229,156,350 shares as of
     March 31, 2000 and 232,391,814 shares as of
     December 31, 2000, 232,433,019 shares as of
     March 31, 2001, and 232,439,524 shares as of
     December 31, 2001 (Note 18) ...........................           458,313           464,866             9,631
Additional paid-in capital (Note 24) .......................           800,238         6,696,295           138,726
Deferred stock compensation (Note 24) ......................          (208,358)          (97,047)           (2,011)
Accumulated other comprehensive income (Note 8) ............             1,772             1,431                30
Retained earnings (Note 19) ................................         5,635,050        12,015,143           248,915
Equity shares held by a controlled Trust:
     1,216,460, 1,280,885, 1,272,785 and 1,315,085
     shares as of March 31, 2000, March 31, 2001,
     December 31, 2000, and December 31, 2001 (Note 24) ....               (75)              (75)               (2)
                                                                --------------    --------------    --------------
         Total stockholders' equity ........................         6,686,940        19,080,613           395,289
                                                                --------------    --------------    --------------
         Total liabilities and stockholders' equity ........    Rs. 12,678,353    Rs. 26,161,715    $      541,987
                                                                ==============    ==============    ==============


        See accompanying notes to the consolidated financial statements.

                                  WIPRO LIMITED
                        CONSOLIDATED STATEMENTS OF INCOME
                        (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                  THREE MONTHS ENDED DECEMBER 31,
                                                          -----------------------------------------------
                                                              2000              2001            2001
                                                          -------------    -------------    -------------
                                                            (UNAUDITED)     (UNAUDITED)      (UNAUDITED)
Revenues:
Global IT Services and Products
          Services ....................................   Rs. 4,776,839    Rs. 5,559,273    $     115,170
          Products ....................................              --          493,204           10,218
India and AsiaPac IT Services and Products
          IT Services .................................         376,866          401,432            8,316
          IT Products .................................       1,333,257        1,089,455           22,570
Consumer Care and Lighting ............................         837,465          737,608           15,281
Others ................................................         279,405          400,019            8,287
                                                          -------------    -------------    -------------
          Total .......................................       7,603,832        8,680,991          179,842
                                                          -------------    -------------    -------------
Cost of revenues:
Global IT Services and Products
           Services ...................................   Rs. 2,491,153        2,956,351           61,246
           Products ...................................              --          468,427            9,704
India and AsiaPac IT Services and Products
           IT Services ................................         203,007          152,666            3,163
           IT Products ................................       1,010,715          899,796           18,641
Consumer Care and Lighting ............................         579,938          516,325           10,697
Others ................................................         156,628          351,793            7,288
                                                          -------------    -------------    -------------
  Total ...............................................       4,441,441        5,345,358          110,739
                                                          -------------    -------------    -------------
Gross profit ..........................................       3,162,391        3,335,633           69,104

Operating expenses:
Selling, general, and administrative expenses .........      (1,238,705)      (1,129,589)         (23,401)
Research and development expenses .....................              --          (41,809)            (866)
Amortization of goodwill ..............................            (500)         (43,391)            (899)
Foreign exchange gains/(losses), net ..................          91,474            5,539              115
Gain on sale of property and equipment ................          21,547            1,852               38
                                                          -------------    -------------    -------------
Operating income ......................................       2,036,207        2,128,235           44,090
Gain on sale of stock of affiliate, including
     direct issue of stock by affiliate (Note 14) .....              --               --               --
Other income/(expense), net (Note 21) .................          94,992          233,482            4,837
Income taxes (Note 23) ................................        (304,450)        (202,835)          (4,202)
                                                          -------------    -------------    -------------
Income before share of equity in earnings of
     affiliates and minority interest .................       1,826,749        2,158,882           44,725
Equity in earnings of affiliates (Note 14) ............          18,302           83,718            1,734
Minority interest .....................................              --               --               --
                                                          -------------    -------------    -------------
Income from continuing operations .....................       1,845,051        2,242,600           46,459
Discontinued operations (Note 3):
    Income tax benefit on sale of interest ............              --               --               --
                                                          -------------    -------------    -------------
Income before cumulative effect of
     accounting change ................................       1,845,051        2,242,600           46,459
Cumulative effect of accounting change, net of tax ....              --               --               --
                                                          -------------    -------------    -------------
        Net income ....................................   Rs. 1,845,051    Rs. 2,242,600    $      46,459
                                                          =============    =============    =============
Earnings per equity share: Basic
    Continuing operations .............................            8.01             9.70             0.20
    Discontinued operations ...........................              --               --               --
    Cumulative effect of accounting change ............              --               --               --
    Net income ........................................            8.01             9.70             0.20
Earnings per equity share: Diluted
    Continuing operations .............................            7.94             9.69             0.20
    Discontinued operations ...........................              --               --               --
    Cumulative effect of accounting change ............              --               --               --
    Net income ........................................            7.94             9.69             0.20
Weighted average number of equity shares used in
    computing earnings per equity share:
        Basic .........................................     230,420,787      231,126,150      231,126,150
        Diluted .......................................     232,459,424      231,405,863      231,405,863

                                                                    NINE MONTHS ENDED DECEMBER 31,
                                                         -----------------------------------------------
                                                              2000             2001              2001
                                                         -------------    -------------    -------------
                                                          (UNAUDITED)      (UNAUDITED)      (UNAUDITED)
Revenues:
Global IT Services and Products
          Services ....................................  Rs.12,531,400    Rs.15,913,776    $     329,683
          Products ....................................             --          899,871           18,642
India and AsiaPac IT Services and Products
          IT Services .................................      1,322,251        1,380,039           28,590
          IT Products .................................      4,585,267        3,203,487           66,366
Consumer Care and Lighting ............................      2,362,409        2,205,532           45,692
Others ................................................        814,328        1,211,171           25,092
                                                         -------------    -------------    -------------
          Total .......................................     21,615,655       24,813,876          514,064
                                                         -------------    -------------    -------------
Cost of revenues:
Global IT Services and Products
          Services ....................................  Rs. 6,652,050        8,525,577          176,623
          Products ....................................             --          826,055           17,113
India and AsiaPac IT Services and Products
          IT Services .................................        691,217          670,299           13,886
          IT Products .................................      3,782,681        2,607,695           54,023
Consumer Care and Lighting ............................      1,679,467        1,551,000           32,132
Others ................................................        557,030        1,004,153           20,803
                                                         -------------    -------------    -------------
 Total ................................................     13,362,445       15,184,779          314,580
                                                         -------------    -------------    -------------
Gross profit ..........................................      8,253,210        9,629,097          199,484

Operating expenses:
Selling, general, and administrative expenses .........     (3,502,869)      (3,470,208)         (71,892)
Research and development expenses .....................             --         (109,207)          (2,262)
Amortization of goodwill ..............................         (1,500)        (130,173)          (2,697)
Foreign exchange gains/(losses), net ..................        110,688          172,692            3,578
Gain on sale of property and equipment ................         41,034           16,720              346
                                                         -------------    -------------    -------------
Operating income ......................................      4,900,563        6,108,921          126,557
Gain on sale of stock of affiliate, including
     direct issue of stock by affiliate (Note 14) .....             --               --               --
Other income/(expense), net (Note 21) .................         85,189          665,678           13,791
Income taxes (Note 23) ................................       (638,864)        (673,953)         (13,962)
                                                         -------------    -------------    -------------
Income before share of equity in earnings of
     affiliates and minority interest .................      4,346,888        6,100,646          126,386
Equity in earnings of affiliates (Note 14) ............         27,224          139,310            2,886
Minority interest .....................................             --               --               --
                                                         -------------    -------------    -------------
Income from continuing operations .....................      4,374,112        6,239,956          129,272
Discontinued operations (Note 3):
     Income tax benefit on sale of interest ...........             --               --               --
                                                         -------------    -------------    -------------
Income before cumulative effect of
     accounting change ................................      4,374,112        6,239,956          129,272
Cumulative effect of accounting change, net of tax ....        (59,104)              --               --
                                                         -------------    -------------    -------------
        Net income ....................................  Rs. 4,315,008    Rs. 6,239,956    $     129,272
                                                         =============    =============    =============
Earnings per equity share: Basic
    Continuing operations .............................          19.12            27.00             0.56
    Discontinued operations ...........................             --               --               --
    Cumulative effect of accounting change ............          (0.26)              --               --
    Net income ........................................          18.86            27.00             0.56
Earnings per equity share: Diluted
    Continuing operations .............................          18.96            26.96             0.56
    Discontinued operations ...........................             --               --               --
    Cumulative effect of accounting change ............          (0.26)              --               --
    Net income ........................................          18.70            26.96             0.56
Weighted average number of equity shares used in
    computing earnings per equity share:
        Basic .........................................    228,761,780      231,132,818      231,132,818
        Diluted .......................................    230,694,235      231,430,057      231,430,057

                                                                        YEAR ENDED MARCH 31,
                                                          -----------------------------------------------
                                                               2000             2001             2001
                                                          -------------    -------------    -------------
                                                                                             (UNAUDITED)
Revenues:
Global IT Services and Products
          Services ....................................   Rs.10,206,078    Rs.17,670,426    $     366,075
          Products ....................................              --               --               --
India and AsiaPac IT Services and Products
          IT Services .................................       1,512,717        1,878,714           38,921
          IT Products .................................       6,576,580        6,792,076          140,710
Consumer Care and Lighting ............................       3,151,116        3,143,537           65,124
Others ................................................       1,380,583        1,328,915           27,531
                                                          -------------    -------------    -------------
          Total .......................................      22,827,074       30,813,668          638,361
                                                          -------------    -------------    -------------
Cost of revenues:
Global IT Services and Products
          Services ....................................       6,219,980        9,204,649          190,691
          Products ....................................              --               --               --
India and AsiaPac IT Services and Products
          IT Services .................................         900,934        1,011,047           20,946
          IT Products .................................       5,640,228        5,456,545          113,042
Consumer Care and Lighting ............................       2,251,238        2,215,349           45,895
Others ................................................       1,070,031          961,779           19,925
                                                          -------------    -------------    -------------
   Total ..............................................      16,082,411       18,849,369          390,499
                                                          -------------    -------------    -------------
Gross profit ..........................................       6,744,663       11,964,299          247,862

Operating expenses:
Selling, general, and administrative expenses .........      (3,251,298)      (4,835,095)        (100,168)
Research and development expenses .....................              --               --               --
Amortization of goodwill ..............................          (1,000)         (45,389)            (940)
Foreign exchange gains/(losses), net ..................          51,603           86,399            1,790
Gain on sale of property and equipment ................          16,737          154,457            3,200
                                                          -------------    -------------    -------------
Operating income ......................................       3,560,705        7,324,671          151,744
Gain on sale of stock of affiliate, including
    direct issue of stock by affiliate (Note 14) ......         412,144               --               --
Other income/(expense), net (Note 21) .................        (223,484)         315,135            6,529
Income taxes (Note 23) ................................        (525,298)      (1,150,042)         (23,825)
                                                          -------------    -------------    -------------
Income before share of equity in earnings of
    affiliates and minority interest ..................       3,224,067        6,489,764          134,447
Equity in earnings of affiliates (Note 14) ............         112,590          (53,181)          (1,102)
Minority interest .....................................          (3,661)              --               --
                                                          -------------    -------------    -------------
Income from continuing operations .....................       3,332,996        6,436,583          133,345
Discontinued operations (Note 3):
    Income tax benefit on sale of interest ............         218,707           77,735            1,610
                                                          -------------    -------------    -------------
Income before cumulative effect of
    accounting change .................................       3,551,703        6,514,318          134,956
Cumulative effect of accounting change, net of tax ....              --          (59,104)          (1,224)
                                                          -------------    -------------    -------------
        Net income ....................................   Rs. 3,551,703    Rs. 6,455,214    $     133,731
                                                          =============    =============    =============
Earnings per equity share: Basic
    Continuing operations .............................           14.63            28.07             0.58
    Discontinued operations ...........................            0.96             0.34             0.01
    Cumulative effect of accounting change ............              --            (0.26)           (0.01)
    Net income ........................................           15.59            28.15             0.58
Earnings per equity share: Diluted
    Continuing operations .............................           14.58            27.83             0.58
    Discontinued operations ...........................            0.96             0.34             0.01
    Cumulative effect of accounting change ............              --            (0.26)           (0.01)
    Net income ........................................           15.54            27.91             0.58
Weighted average number of equity shares used in
    computing earnings per equity share:
        Basic .........................................     227,843,378      229,325,989      229,325,989
        Diluted .......................................     228,648,134      231,254,523      231,254,523


        See accompanying notes to the consolidated financial statements.

                                  WIPRO LIMITED
    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                              EQUITY SHARES             ADDITIONAL      DEFERRED
                                                      ----------------------------       PAID IN         STOCK        COMPREHENSIVE
                                                      NO. OF SHARES       AMOUNT         CAPITAL      COMPENSATION       INCOME
                                                      -------------    -----------     -----------    ------------    -------------
Balance as of March 31, 2000 ........................  229,156,350         458,313         800,238        (208,358)
                                                       -----------     -----------     -----------     -----------     -----------
Cash dividends paid (Unaudited) .....................           --              --              --              --              --
Common stock issued (Unaudited) .....................    3,162,500           6,325       5,796,449              --              --
Shares issued by trust net of forfeiture (Unaudited)            --              --              --              --              --
Exercise of employee stock options (Unaudited) ......       72,964             146          79,093              --              --
Compensation related to employee stock incentive
    plan (Unaudited) ................................           --              --         (10,853)         10,853              --
Amortization of compensation related to employee
    stock incentive plan (Unaudited) ................           --              --              --          64,581              --
Comprehensive income ................................
    Net Income (Unaudited) ..........................           --              --              --              --    Rs.4,315,008
    Other comprehensive income ......................
       Unrealized gain/(loss) on
          investments (Unaudited) ...................           --              --              --              --            (853)
                                                                                                                      ------------
Comprehensive income (Unaudited) ....................           --              --              --              --    Rs.4,314,155
                                                                                                                      ============
Balance as of December 31, 2000 (Unaudited) .........  232,391,814    Rs.  464,784    Rs.6,664,927    Rs. (132,924)             --
Shares forfeited, net of issuances by
    Trust (Unaudited) ...............................           --              --              --              --              --
Issuance of equity shares on exercise of
    options (Unaudited) .............................       41,205              82          44,666              --              --
Net reversal of compensation related to
    employee stock incentive plan (Unaudited) .......           --              --         (13,298)         13,298              --
Amortization of compensation related to employee
    stock incentive plan (Unaudited) ................           --              --              --          22,579              --
Comprehensive income.................................
    Net income (Unaudited) ..........................           --              --              --              --    Rs.2,140,206
    Other comprehensive income.......................
       Unrealized gain/(loss) on investments, net
        (Unaudited) .................................           --              --              --              --             512
                                                                                                                      ------------
Comprehensive income (Unaudited) ....................           --              --              --              --    Rs.2,140,718
                                                                                                                      ============
Balance as of March 31, 2001 ........................  232,433,019    Rs.  464,866    Rs.6,696,295    Rs.  (97,047)
                                                      ------------    ------------    ------------    ------------
Cash dividends paid (Unaudited) .....................
Shares forfeited, net of issuances by
    Trust (Unaudited) ...............................           --              --              --              --              --
Issuance of equity shares on exercise of
    options (Unaudited) .............................        6,505              13           7,051              --              --
Net reversal of compensation related to
    employee stock incentive plan (Unaudited) .......           --              --         (12,230)          2,804              --

                                                        ACCUMULATED                      EQUITY SHARES HELD BY A
                                                          OTHER                              CONTROLLED TRUST              TOTAL
                                                       COMPREHENSIVE     RETAINED      ----------------------------    STOCKHOLDERS'
                                                          INCOME         EARNINGS      NO. OF SHARES       AMOUNT         EQUITY
                                                       -------------    -----------    -------------    -----------    -------------
Balance as of March 31, 2000 ........................         1,772       5,635,050      (1,216,460)            (75)      6,686,940
                                                        -----------     -----------     -----------     -----------     -----------
Cash dividends paid (Unaudited) .....................            --         (75,121)             --              --         (75,121)
Common stock issued (Unaudited) .....................            --              --              --              --       5,802,774
Shares issued by trust net of forfeiture (Unaudited)             --              --         (56,325)             --              --
Exercise of employee stock options (Unaudited) ......            --              --              --              --          79,239
Compensation related to employee stock incentive
    plan (Unaudited) ................................            --              --              --              --              --
Amortization of compensation related to employee
    stock incentive plan (Unaudited) ................            --              --              --              --          64,581
Comprehensive income.................................
    Net Income (Unaudited) ..........................            --       4,315,008              --              --       4,315,008
    Other comprehensive income.......................
       Unrealized gain/(loss) on
          investments (Unaudited) ...................          (853)             --              --              --            (853)

Comprehensive income (Unaudited) ....................            --              --              --              --              --

Balance as of December 31, 2000 (Unaudited) .........  Rs.      919    Rs.9,874,937      (1,272,785)   Rs.      (75)  Rs.16,872,568
Shares forfeited, net of issuances by
    Trust (Unaudited) ...............................            --              --          (8,100)             --              --
Issuance of equity shares on exercise of
    options (Unaudited) .............................            --              --              --              --          44,748
Net reversal of compensation related to
    employee stock incentive plan (Unaudited) .......            --              --              --              --              --
Amortization of compensation related to employee
    stock incentive plan (Unaudited) ................            --              --              --              --          22,579
Comprehensive income
    Net income (Unaudited) ..........................            --       2,140,206              --              --       2,140,206
    Other comprehensive income.......................
       Unrealized gain/(loss) on investments, net
        (Unaudited) .................................           512              --              --              --             512

Comprehensive income (Unaudited) ....................            --              --              --              --              --

Balance as of March 31, 2001 ........................  Rs.    1,431  Rs. 12,015,143      (1,280,885)   Rs.      (75)  Rs.19,080,613
                                                       ------------  --------------    ------------    ------------    ------------
Cash dividends paid (Unaudited) .....................                      (128,533)                                       (128,533)
Shares forfeited, net of issuances by
    Trust (Unaudited) ...............................            --              --         (34,200)             (2)             (2)
Issuance of equity shares on exercise of
    options (Unaudited) .............................            --              --              --              --           7,064
Net reversal of compensation related to
    employee stock incentive plan (Unaudited) .......            --              --              --              --          (9,426)

                                                              EQUITY SHARES             ADDITIONAL      DEFERRED
                                                      ----------------------------       PAID IN         STOCK        COMPREHENSIVE
                                                      NO. OF SHARES       AMOUNT         CAPITAL      COMPENSATION       INCOME
                                                      -------------    -----------     -----------    ------------    -------------
Amortization of compensation related to employee
    stock incentive plan (Unaudited) ................           --              --               --         68,914               --
Income tax benefit arising on exercise of stock
    options (Unaudited) .............................           --              --           10,577             --               --
Comprehensive income
    Net income (Unaudited) ..........................           --              --               --             --    Rs. 6,239,956
    Other comprehensive income
        Unrealized loss on investments,
          net (Unaudited) ...........................           --              --               --             --           (3,206)
                                                                                                                      -------------
Comprehensive income (Unaudited) ....................           --              --               --             --    Rs. 6,236,750
                                                                                                                      =============
Balance as of December 31, 2001 (Unaudited) .........  232,439,524    Rs.  464,879    Rs. 6,701,693   Rs.  (25,329)
                                                       ===========    ============    =============   ============
Balance as of December 31, 2001($) (Unaudited) ......                 $      9,631    $     138,838   $       (525)
                                                                      ============    =============   ============

                                                       ACCUMULATED                      EQUITY SHARES HELD BY A
                                                         OTHER                              CONTROLLED TRUST              TOTAL
                                                      COMPREHENSIVE     RETAINED      ----------------------------    STOCKHOLDERS'
                                                         INCOME         EARNINGS      NO. OF SHARES       AMOUNT         EQUITY
                                                      -------------    -----------    -------------    -----------    -------------
Amortization of compensation related to employee
    stock incentive plan (Unaudited) ................           --               --             --              --           68,914
Income tax benefit arising on exercise of stock
    options (Unaudited) .............................           --               --             --              --           10,577
Comprehensive income
    Net income (Unaudited) ..........................                     6,239,956             --              --        6,239,956
    Other comprehensive income
        Unrealized loss on investments,
          net (Unaudited) ...........................       (3,206)              --             --              --           (3,206)

Comprehensive income (Unaudited) ....................           --               --             --              --               --

Balance as of December 31, 2001 (Unaudited) ......... Rs.   (1,775)  Rs. 18,126,566     (1,315,085)   Rs.      (77)  Rs. 25,265,957
                                                      ============   ==============   ============    ============   ==============
Balance as of December 31, 2001($) (Unaudited) ...... $        (37)  $      375,524                   $         (2)  $      523,430
                                                      ============   ==============                   ============   ==============


        See accompanying notes to the consolidated financial statements.

                                  WIPRO LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (IN THOUSANDS, EXCEPT SHARE DATA)



                                                 NINE MONTHS ENDED DECEMBER 31,                     YEAR ENDED MARCH 31,
                                         ---------------------------------------------   -----------------------------------------
                                              2000            2001             2001          2000          2001          2001
                                         -------------    -------------    -----------   -----------   -----------    -----------
                                         (UNAUDITED)      (UNAUDITED)      (UNAUDITED)                                (UNAUDITED)
Cash flows from operating
  activities:
   Income from continuing
     operations ......................   Rs. 4,374,112    Rs. 6,239,956    $   129,272  Rs. 3,332,996  Rs. 6,436,583    $   133,345
   Adjustments to reconcile
     income from continuing
     operations to net
     cash provided by operating
       activities:
       Cumulative effect of
         accounting change, net of tax         (59,104)              --             --             --        (59,104)        (1,224)
       Loss / (Gain) on sale of
       property, plant and equipment .         (41,034)         (16,720)          (346)        22,944       (154,457)        (3,200)
       Depreciation and
         amortization ................         688,690        1,165,122         24,138        738,723      1,037,119         21,486
       Non-cash interest expense
         on long-term debt ...........         109,741               --             --         34,176        148,864          3,084
       Deferred tax charge /
         (benefit) ...................         (55,144)         101,638          2,106        182,553         16,539            343
       Loss / (Gain) on sale of
         investment securities .......              --               --             --           (681)            --             --
       Loss / (Gain) on sale of
         stock of affiliate,
         including direct issue
         of stock by affiliate .......              --               --             --       (412,144)            --             --
       Amortization of deferred
         stock compensation ..........          64,581           59,488          1,232         96,898         87,160          1,806
       Undistributed equity in
         earnings of affiliates ......         (19,873)        (137,490)        (2,848)       (97,890)        85,030          1,762
       Minority interest .............              --                                          3,661             --             --
       Changes in operating
         assets and liabilities:
            Accounts receivable ......        (828,039)         763,937         15,826       (858,439)    (1,758,562)       (36,432)
            Costs and earnings in
              excess of billings
              on incomplete
              contracts ..............         (34,969)        (789,705)       (16,360)        (9,396)       (55,938)        (1,159)
            Inventories ..............        (629,958)           5,474            113        237,965       (517,963)       (10,731)
            Other assets .............        (969,876)        (102,457)        (2,123)      (237,449)    (1,622,490)       (33,613)
            Accounts payable .........         137,873          (21,848)          (453)      (523,951)       549,826         11,391
            Accrued expenses .........         372,591          468,072          9,697        622,528        298,384          6,182
            Advances from customers ..          19,148          (62,424)        (1,293)       216,820        307,716          6,375
            Other liabilities ........         310,513           77,359          1,603        165,972         12,664            262
       Income tax benefits
         arising from exercise of
         employee stock options ......              --           10,577            219             --             --             --
                                         -------------    -------------    -----------    -----------    -----------    -----------
   Net cash provided by
     continuing operations ...........       3,439,252        7,760,979        160,783      3,515,286      4,811,371         99,676
   Net cash provided by
     discontinued operations .........              --               --             --             --         77,735          1,610
                                         -------------    -------------    -----------    -----------    -----------    -----------
   Net cash provided by
     operating activities ............       3,439,252        7,760,979        160,783      3,515,286      4,889,106        101,287
                                         -------------    -------------    -----------    -----------    -----------    -----------
Cash flows from investing
  activities:
   Expenditure on property, plant
     and equipment ...................      (2,089,647)      (1,906,617)       (39,499)    (1,317,958)    (2,626,273)       (54,408)
   Proceeds from sale of property,
     plant and equipment .............         161,158           79,012          1,637         32,333        226,054          4,683
   Funding of discontinued
     operations ......................              --               --             --       (855,793)            --             --
   Purchase of minority interest,
     net of cash acquired ............      (1,087,216)              --             --        (67,500)    (1,083,450)       (22,446)
   Investments in affiliate ..........              --               --             --             --        (72,967)        (1,512)
   Proceeds from sale of
     investments in affiliates .......              --               --             --        153,128             --             --
   Proceeds from sale of assets
     of the peripherals division .....         156,280               --             --             --        156,280          3,238
   Purchase of investment
     securities ......................      (1,033,249)      (2,487,334)       (51,530)      (833,622)    (2,469,807)       (51,167)
   Proceeds from sale and maturities
     of investment securities ........          64,817           77,037          1,596         95,974        174,000          3,605
                                         -------------    -------------    -----------    -----------    -----------    -----------
   Net cash used in investing
     activities ......................      (3,827,857)      (4,237,902)       (87,796)    (2,793,438)    (5,696,163)      (118,006)
                                         -------------    -------------    -----------    -----------    -----------    -----------

                                                 NINE MONTHS ENDED DECEMBER 31,                      YEAR ENDED MARCH 31,
                                         ---------------------------------------------    -----------------------------------------
                                              2000            2001             2001           2000           2001           2001
                                         -------------    -------------    -----------    -----------    -----------    -----------
                                         (UNAUDITED)      (UNAUDITED)      (UNAUDITED)                                  (UNAUDITED)
Cash flows from financing
  activities:
   Proceeds from issuance of
     common stock ....................       5,802,773               --             --             --      5,926,761        122,784
   Proceeds from exercise of
     employee stock options ..........          79,239            7,064            146
   Proceeds from/ (repayments of)
     short-term borrowing from
     banks, net ......................        (105,537)        (249,332)        (5,165)    (1,688,043)       232,846          4,824
   Proceeds from issuance of
     long-term debt ..................              --               --             --        976,043             --             --
   Repayment of long-term debt .......         (88,851)      (1,255,107)       (26,002)      (755,049)      (188,351)        (3,902)
   Sale of shares by Trust ...........              --               --             --        466,771             --             --
   Proceeds from/ (redemption)
     of preferred stock ..............        (250,000)              --             --             --       (250,000)        (5,179)
   Proceeds from issuance of
     common stock by a
     subsidiary/affiliate ............              --               --             --        502,345             --             --
   Payment of cash dividends .........         (75,121)        (128,533)        (2,663)       (75,622)       (75,121)        (1,556)
                                         -------------    -------------    -----------    -----------    -----------    -----------
   Net cash provided by / (used in )
     financing activities ............       5,362,503       (1,625,908)       (33,684)      (573,555)     5,646,135        116,970
                                         -------------    -------------    -----------    -----------    -----------    -----------
Effect of de-consolidation of a
   subsidiary  on cash and cash
   equivalents (Note 14) .............           3,768               --             --         (1,943)            --             --
                                         -------------    -------------    -----------    -----------    -----------    -----------
Net increase in cash and cash
  equivalents during the year/period .       4,977,666        1,897,169         39,303        146,350      4,839,078        100,250
Cash and cash equivalents at the
  beginning of the year/period .......         783,603        5,622,681        116,484        637,253        783,603         16,234
                                         -------------    -------------    -----------    -----------    -----------    -----------
Cash and cash equivalents at the
  end of the year/period .............   Rs. 5,761,269    Rs. 7,519,850    $   155,787    Rs. 783,603   Rs.5,622,681    $   116,484
                                         =============    =============    ===========    ===========   ============    ===========


Supplementary information:
    Cash paid for interest ...........   Rs.    60,929    Rs.    60,186    $     1,247    Rs. 335,545    Rs.  69,844    $     1,447
    Cash paid for taxes ..............         829,771          896,443         18,571        221,233      1,120,889         23,221


        See accompanying notes to the consolidated financial statements.

                                  WIPRO LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          (IN THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)


1.      OVERVIEW

        Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., EnThink Inc., Wipro Prosper Limited, Wipro Welfare Limited, Wipro Trademarks Holdings Limited, Wipro Net Limited, Wipro Japan KK and affiliates Wipro ePeripherals Limited, NetKracker Limited and Wipro GE Medical Systems Limited (collectively, the Company) is a leading India based provider of IT services and products globally. Further, Wipro is in other businesses such as India and AsiaPac IT Services and Products, Consumer Care and Lighting and healthcare systems. Wipro is headquartered in Bangalore, India.

2.      SIGNIFICANT ACCOUNTING POLICIES

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

        Basis of preparation of financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

        Functional currency. The functional and reporting currency of the Company is the Indian rupee as a significant portion of the Company's activities are conducted in India.

        Convenience translation. The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2001, and the period ended December 31, 2001, have been translated into United States dollars at the noon buying rate in New York City on December 31, 2001, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1=Rs. 48.27. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

        Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

        Pursuant to a joint venture agreement, effective December 27, 1999, the shareholding of the Company in Wipro Net Limited (Wipro Net) was reduced from 100% to 55%. The minority shareholder, KPN Group, held 45% of the voting stock and had certain significant participating rights which provided for its effective involvement in significant decisions in the ordinary course of business. Accordingly, the financial statements of Wipro Net were not consolidated from December 27, 1999 and were accounted for under the equity method. In December 2000, the Company acquired the minority interest held by the KPN Group. The financial statements of Wipro Net have been consolidated subsequent to the acquisition.

        On May 17, 2001, the Boards of Wipro and Wipro Net decided to legally reorganize the operations of Wipro Net by merging Wipro Net with Wipro. Subsequent to the merger, Wipro Net will cease to be a separate legal entity. This legal reorganization is subject to regulatory approvals.

        The financial statements of Wipro Finance Limited (Wipro Finance), a majority owned subsidiary, were consolidated with Wipro in fiscal 1999 as a discontinued operation. In December 1999, Wipro reduced its shareholding in Wipro Finance to 50%, subsequent to which it did not have a controlling interest in Wipro Finance. Wipro has no financial obligations or commitments to Wipro Finance and does not intend to provide Wipro Finance with further financial support. Accordingly, Wipro has not provided for any losses beyond its equity investment and net advances, and the financial statements of Wipro Finance have not been consolidated since April 1, 1999. In fiscal 2001, Wipro sold its remaining 50% equity interest in Wipro Finance.

        Cash equivalents. The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

        Revenue recognition. Revenues from software development services comprise income from time-and-material and fixed-price contracts. Revenue with respect to time-and-material contracts is recognized as related services are performed. Revenue with respect to fixed-price contracts is recognized in accordance with the percentage of completion method of accounting. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support, and other services is recognized as the related service is performed. Revenue from sales of goods is recognized, in accordance with the sales contract, on dispatch from the factories/warehouses of the Company, except for contracts where a customer is not obligated to pay a portion of contract price allocable to the goods until installation or similar service has been completed. In these cases, revenue is recognized on completion of installation. When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met. Revenues from product sales are shown net of excise duty, sales tax and applicable discounts and allowances.

        Effective April 1, 2001, the Company adopted EITF 00-14: Accounting for Certain Sales Incentives, EITF 00-22: Accounting for Points and Certain Other Time- based or Volume-based sales, Incentive Offers and Offers for Free Products or Services to be Delivered in the Future and EITF 00-25: Vendor Income Statement Characterisation of Consideration from a Vendor to a Retailer. Reported data for previous periods have been reclassified to make it comparable with the current presentation. These reclassifications had no impact on reported earnings.

        Shipping and handling costs: Shipping and handling costs are included in selling, general and administrative expenses.

        Inventories. Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method for all categories of inventories.

        Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis and are included in earnings. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost. A decline in the fair value of any available-for-sale, held-to-maturity or non-readily marketable equity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. Fair value is based on quoted market prices. The impairment is charged to earnings.

        Investments in affiliates. The Company's equity in the earnings of affiliates is included in the statement of income and the Company's share of net assets of affiliates is included in the balance sheet.

        Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company's carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

        Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

        Buildings .................................   30 to 60 years
        Plant and machinery .......................   2 to 21 years
        Furniture, fixtures and equipment .........   2 to 5 years
        Vehicles ..................................   4 years
        Computer software .........................   2 years

        Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to revenue. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

        Intangible assets. The Company records as assets, costs incurred on assets which are of enduring value at the consideration paid for it and amortizes the cost by systematic charges to income over the period estimated to be benefited. Goodwill resulting from acquisition is reported as an intangible asset and amortized over a period of five years.

        Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.

        Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses, is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

        Impairment of long-lived assets and long-lived assets to be disposed of. In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

        Foreign currency transactions. The functional and reporting currency of the Company is the Indian rupee. Foreign currency transactions are translated into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are translated into Indian rupees at the exchange rate prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.

        Earnings per share. In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.

        Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

        Stock-based compensation. The Company uses the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25 to account for its employee stock based compensation plans. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation.

        Accounting change. Effective January 1, 2001, the Company adopted the provisions of Staff Accounting Bulletin No. 101 (SAB 101) issued by the Securities and Exchange Commission, which provides guidelines in applying generally accepted accounting principles to selected revenue recognition issues. Accordingly, the Company changed its policy to recognize revenues from sale of goods on an installed basis, only on completion of installation. Prior to the adoption of SAB 101, revenues were recognized on dispatch to the customer with an appropriate provision for costs of installation.

        The initial adoption resulted in a cumulative catch up adjustment of Rs. 59,104, which is recorded as a charge to earnings in fiscal 2001. The effect of this change in accounting principle on net income of fiscal 2001 is immaterial. Similarly, the effect of the change on net income of fiscal 2000 is immaterial. Financial information for the period ended December 31, 2000, has been restated by applying the newly adopted accounting principle. The cumulative effect of the change on retained earnings at the beginning of fiscal 2001 is included in restated net income of the nine months ended December 31, 2000. Revenues for the nine months ended December 31, 2000 and year ended March 31, 2001 include an amount of Rs. 701,455 as a result of the cumulative effect adjustment.

        Derivatives and hedge accounting: On April 1, 2001, Wipro adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal year ending March 31.

        The Company enters into forward foreign exchange contracts and interest rate swap agreements where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended. Any derivative that is either not designated hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in earnings immediately. The initial transition adjustments required to adopt SFAS No. 133 are immaterial.

        Recent accounting pronouncements: In July 2001, the FASB issued Statement No.141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No.141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

        The Company is required to adopt the provisions of SFAS No. 141 immediately, and SFAS No. 142 effective April 1, 2002. Furthermore, any goodwill and any intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001, will not be amortized, but will continue to be evaluated for impairment in accordance with the relevant accounting literature that is applicable until the adoption of SFAS No. 142. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001, will continue to be amortized prior to the adoption of SFAS No. 142.

        Upon adoption of SFAS No. 142, SFAS No. 141 will require the Company to evaluate its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

        In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to nine months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which must be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

        As of the date of adoption, the Company expects to have unamortized goodwill in the amount of Rs. 656 million, which will be subject to the transition provisions of SFAS No. 141 and 142. Amortization expense related to goodwill was Rs. 45 million, Rs. 1.5 million, and Rs. 130 million for the year ended March 31, 2001, and the nine months ended December 31, 2000, and 2001. Adoption of SFAS No.s 141 and 142, will not have a significant impact on the financial statements of the Company.

        In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under SFAS No. 144, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001.

        Adoption of SFAS Nos. 143 and 144, will not have a significant impact on the financial statements of the Company.

        Reclassifications. Certain reclassifications have been made to conform prior period data to the current presentation. These reclassifications had no effect on reported earnings.

3.      DISCONTINUED OPERATIONS

        The Company was involved in the financial services business through Wipro Finance, a majority owned subsidiary. The Company, for strategic reasons, decided to concentrate on its core businesses and as a result, in March 1999, the Company decided to exit the financial services business and approved a formal plan for winding down the operations of this business. Under the plan, Wipro Finance will not accept any new business and the existing assets and liabilities would be liquidated as per their contractual terms. The Company estimated the shortfall in servicing liabilities of Wipro Finance through its assets and decided to fund the shortfall through a fresh infusion of equity and preferred stock amounting to Rs. 950,000.

        The results of operations of Wipro Finance for all periods have been reported separately as "loss from operations of discontinued finance division". Similarly, the obligation of the Company to fund losses under the plan, in excess of recognized losses as of March 31, 1999, has been accrued as "provision for operating losses during phase-out period".

        In December 1999, the Company sold 50% of its interest in Wipro Finance to certain investors for a nominal amount. Subsequent to the sale, the Company did not have a controlling interest in Wipro Finance. The financial statements of Wipro Finance were not consolidated for the year ended March 31, 2000. In fiscal 2001, the Company sold the balance 50% interest in Wipro Finance for a nominal amount. The tax benefit of Rs. 218,707 and Rs. 77,735 arising on the sales has been reported separately as a component of discontinued operations in fiscal 2000 and 2001, respectively.

4.      CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

        Cash and cash equivalents as of March 31, 2000 and 2001 and as of December 31, 2000, and 2001 comprise of cash, cash on deposit with banks and highly liquid money market instruments. Restricted cash represents deposits placed with banks as margin money against guarantees and letters of credit in the normal course of business operations. Restrictions on such deposits are released on the expiry of the terms of the guarantee and letters of credit.

5.      ACCOUNTS RECEIVABLE

        The accounts receivable as of March 31, 2000 and 2001, and as of December 31, 2000 and 2001, are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of the customer and aging of the accounts receivable. Accounts receivable are generally not collateralized.

        The activity in the allowance for doubtful accounts receivable is given below:

                                                               NINE MONTHS ENDED                         YEAR ENDED
                                                                 DECEMBER 31,                              MARCH 31,
                                                        -------------------------------         -------------------------------
                                                            2000                2001                2000                2001
                                                        -----------         -----------         -----------         -----------
                                                                  (UNAUDITED)
Balance at the beginning of the period .........        Rs. 196,602         Rs. 297,884         Rs. 277,841         Rs. 196,602
Additional provision during the period .........            225,259             216,966             299,122             212,990
Bad debts charged to provision .................            (30,434)             (2,243)           (380,361)           (111,708)
                                                        -----------         -----------         -----------         -----------
Balance at the end of the period ...............        Rs. 391,427         Rs. 512,607         Rs. 196,602         Rs. 297,884
                                                        ===========         ===========         ===========         ===========

6.      INVENTORIES

        Inventories consist of the following:


                                                        AS OF DECEMBER 31,                          AS OF MARCH 31,
                                                ----------------------------------        ----------------------------------
                                                     2000                 2001                 2000                 2001
                                                -------------        -------------        -------------        -------------
                                                           (UNAUDITED)
        Stores and spare parts .........        Rs.    44,275        Rs.    34,860        Rs.    42,914        Rs.    44,689
        Raw materials and components ...              490,971              365,544              497,545              483,807
        Work-in-process ................               98,416              100,633               83,574              101,932
        Finished goods .................              921,769              960,586              581,731              836,669
                                                -------------        -------------        -------------        -------------
                                                Rs. 1,555,431        Rs. 1,461,623        Rs. 1,205,764        Rs. 1,467,097
                                                =============        =============        =============        =============

        Finished goods as of March 31, 2001 and as of December 31, 2000 and 2001 include inventory of Rs. 340,124, Rs. 395,166 and Rs. 589,441 with customers pending installation.

7.      OTHER ASSETS

        Other assets consist of the following:

                                                                    AS OF DECEMBER 31,                     AS OF MARCH 31,
                                                             ------------------------------        ------------------------------
                                                                2000               2001                2000               2001
                                                             -----------        -----------        -----------        -----------
                                                                      (UNAUDITED)
        Prepaid expenses ............................        Rs. 566,340        Rs. 793,949        Rs. 377,911        Rs. 757,893
        Advances to suppliers........................            101,884            130,216             35,510            173,390
        Balances with statutory authorities .........            113,361             23,378            224,215            114,234
        Deposits ....................................            531,712            528,638            382,307            533,684
        Inter-corporate deposits
             GE Capital Services India ..............            325,214            719,191                 --            367,500
             ICICI Limited ..........................            311,800            376,800                 --            684,500
        Advance income taxes ........................            204,708            447,211            125,000             48,147
        Others.......................................            318,703            206,566            219,025            444,144
                                                             -----------        -----------        -----------        -----------
                                                               2,473,722          3,225,949          1,363,968          3,123,492
        Less: Current assets ........................          1,756,610          2,480,411            981,661          2,404,408
                                                             -----------        -----------        -----------        -----------
                                                             Rs. 717,112        Rs. 745,538        Rs. 382,307        Rs. 719,084
                                                             ===========        ===========        ===========        ===========

8.      INVESTMENT SECURITIES

        Investment securities consist of the following:


                                           AS OF MARCH 31, 2000
                          ----------------------------------------------------
                                          GROSS        GROSS
                                        UNREALIZED  UNREALIZED
                           CARRYING      HOLDING      HOLDING
                             VALUE        GAINS       LOSSES       FAIR VALUE
                          -----------   ----------  ----------     -----------
Available-
 for-sale:
Equity
 securities ............  Rs.     233   Rs.  2,298   Rs.    (27)   Rs.   2,504

Debt
 securities ............           --           --           --             --
                          -----------   ----------   ----------    -----------
                                  233        2,298          (27)         2,504
                          -----------   ----------   ----------    -----------
Held-to-
 maturity:

Bonds and
 debentures ............      294,646           --           --        294,646
                          -----------   ----------   ----------    -----------
                              294,646           --           --        294,646
                          -----------   ----------   ----------    -----------
Equity securities
 with no readily
 determinable fair
 values:

Equity securities ......           --           --           --             --
Convertible
 preference shares .....           --           --           --             --
                          -----------   ----------   ----------    -----------
                                   --           --           --             --
                          -----------   ----------   ----------    -----------
                          Rs. 294,879   Rs.  2,298   Rs.    (27)   Rs. 297,150
                          ===========   ==========   ==========    ===========

                                           AS OF MARCH 31, 2001
                          --------------------------------------------------------
                                            GROSS        GROSS
                                         UNREALIZED    UNREALIZED
                            CARRYING       HOLDING      HOLDING
                              VALUE         GAINS        LOSSES       FAIR VALUE
                          -------------  -----------   ----------    -------------
Available-
 for-sale:
Equity
 securities ............  Rs.       233   Rs.  1,682   Rs.    (64)   Rs.     1,851

Debt
 securities ............      2,462,497           --           --        2,462,497
                          -------------   ----------   ----------    -------------
                              2,462,730        1,682          (64)       2,464,348
                          -------------   ----------   ----------    -------------
Held-to-
 maturity:

Bonds and
 debentures ............        188,268           --           --          188,268
                          -------------   ----------   ----------    -------------
                                188,268           --           --          188,268
                          -------------   ----------   ----------    -------------
Equity securities
 with no readily
 determinable fair
 values:

Equity securities ......             --           --           --               --
Convertible
 preference shares .....         54,000           --           --           54,000
                          -------------   ----------   ----------    -------------
                                 54,000           --           --           54,000
                          -------------   ----------   ----------    -------------
                          Rs. 2,704,998   Rs.  1,682   Rs.    (64)   Rs. 2,706,616
                          =============   ==========   ==========    =============

                                          AS OF DECEMBER  31, 2000
                          ----------------------------------------------------------
                                             GROSS        GROSS
                                          UNREALIZED    UNREALIZED
                            CARRYING        HOLDING       HOLDING
                              VALUE          GAINS        LOSSES        FAIR VALUE
                          -------------   -----------   ----------     -------------
                                                 (UNAUDITED)
Available-
 for-sale:
Equity
 securities ............  Rs.       233    Rs.  1,961    Rs.    (29)   Rs.     2,165

Debt
 securities ............        911,265            --        (1,266)         909,999
                          -------------    ----------    ----------    -------------
                                911,498         1,961        (1,295)         912,164
                          -------------    ----------    ----------    -------------
Held-to-
 maturity:

Bonds and
 debentures ............        357,790            --            --          357,790
                          -------------    ----------    ----------    -------------
                                357,790            --            --          357,790
                          -------------    ----------    ----------    -------------
Equity securities
 with no readily
 determinable fair
 values:

Equity securities ......             --            --            --               --
Convertible
 preference shares .....         54,000            --            --           54,000
                          -------------    ----------    ----------    -------------
                                 54,000            --            --           54,000
                          -------------    ----------    ----------    -------------
                          Rs. 1,323,288    Rs.  1,961    Rs. (1,295)   Rs. 1,323,954
                          =============    ==========    ==========    =============

                                           AS OF DECEMBER  31, 2001
                          -----------------------------------------------------------
                                             GROSS         GROSS
                                          UNREALIZED     UNREALIZED
                            CARRYING        HOLDING       HOLDING
                              VALUE          GAINS         LOSSES       FAIR VALUE
                          -------------   -----------    -----------   --------------
                                                  (UNAUDITED)
Available-
 for-sale:
Equity
 securities ............  Rs.       233    Rs.  1,522    Rs.     --    Rs.     1,755

Debt
 securities ............      4,661,857            --        (3,498)       4,658,359
                          -------------    ----------    ----------    -------------
                              4,662,090         1,522        (3,498)       4,660,114
                          -------------    ----------    ----------    -------------
Held-to-
 maturity:

Bonds and
 debentures ............        158,874        53,146            --          212,020
                          -------------    ----------    ----------    -------------
                                158,874        53,146            --          212,020
                          -------------    ----------    ----------    -------------
Equity securities
 with no readily
 determinable fair
 values:

Equity securities ......         96,200            --            --           96,200
Convertible
 preference shares .....        170,654            --            --          170,654
                          -------------    ----------    ----------    -------------
                                266,854            --            --          266,854
                          -------------    ----------    ----------    -------------
                          Rs. 5,087,818    Rs. 54,668    Rs. (3,498)   Rs. 5,138,988
                          =============    ==========    ==========    =============

        Debt securities, held-to-maturity as of December 31, 2001, mature between one through five years.

        Dividends from available-for-sale securities during the years ended March 31, 2000, 2001, and the nine months ended December 31, 2000 and 2001, were Rs. 22, Rs. 14, Rs. 13 and Rs. 33, respectively, and are included in other income. Proceeds from the sale of available-for-sale securities were Rs. 4,474, Rs. Nil, Rs. 64,817 and Rs. 77,037 during the years ended March 31, 2000, and 2001, and the nine months ended December 31, 2000 and 2001, respectively.

        In October 2001, the Company acquired a 15.72% equity interest in Spectramind eServices Private Limited (Spectramind) for a consideration of Rs. 96,200. Additionally, the Company acquired convertible preference shares of Rs. 143,800. The convertible preference shares shall be converted to equity at a conversion ratio of 0.3234 equity share per convertible preference share, on occurrence of one of the five events specified in the shareholders agreement. These events are liquidation of Spectramind, initial public offering by Spectramind and valuation of Spectramind reaching specified levels based on a fresh issue of equity shares by Spectramind or sale of shares by existing shareholders. If any of these events do not occur within 18 months from the date of investment, the convertible preference shares shall be converted on expiry of the period. The current equity interest of Wipro does not give it the ability to exercise significant influence over the operating and financial policies of Spectramind. As the equity securities do not have a readily determinable fair value, such investments are recorded at cost.

9.      PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consist of the following:


                                                                  AS OF DECEMBER 31,                    AS OF MARCH 31,
                                                          --------------------------------      --------------------------------
                                                              2000                2001               2000               2001
                                                          -------------      -------------      -------------      -------------
                                                                    (UNAUDITED)
        Land ........................................     Rs.   229,815      Rs.   356,579      Rs.   273,804      Rs.   201,253
        Buildings ...................................           974,318          1,437,320            701,839          1,173,134
        Plant and machinery .........................         4,435,872          5,363,516          3,202,434          4,806,457
        Furniture, fixtures, and equipment ..........           865,515          1,226,384            647,590          1,038,276
        Vehicles ....................................           294,820            397,589            217,729            322,534
        Computer software for internal use ..........           495,317            701,919            298,105            542,009
        Capital work-in-progress ....................           990,083          1,178,382            709,146            801,218
                                                          -------------      -------------      -------------      -------------
                                                              8,285,740         10,661,689          6,050,647          8,884,881
        Accumulated depreciation and amortization ...        (3,091,376)        (4,370,316)        (2,446,966)        (3,405,556)
                                                          -------------      -------------      -------------      -------------
                                                          Rs. 5,194,364      Rs. 6,291,373      Rs. 3,603,681      Rs. 5,479,325
                                                          =============      =============      =============      =============

        Depreciation expense for the years ended March 31, 2000, and 2001, and the nine months ended December 31, 2000 and 2001, is Rs. 734,473, Rs. 991,262, Rs.686,840 and Rs. 1,032,279. This includes Rs. 53,261, Rs. 140,624, Rs. 123,193 and Rs.130,635 as amortization of capitalized internal use software, during the years ended March 31, 2000, and 2001, and the nine months ended December 31, 2000, and 2001, respectively.

10.     INTANGIBLE ASSETS

        Intangible assets consisting of technical know-how and goodwill, are stated net of accumulated amortization of Rs. 5,647, Rs. 47,576, Rs. 2,069 and Rs. 180,419 as of March 31, 2000, and 2001, and as of December 31, 2000, and 2001, respectively. Technical know-how is amortized over six years.

        In October 1999, the Company acquired the 45% minority interest in Wipro Computers Limited for a consideration of Rs. 67,500. The acquisition resulted in goodwill of Rs. 10,500. In December 2000, the Company acquired the 45% minority interest held by the KPN Group in Wipro Net for consideration of Rs. 1,087,216. The acquisition resulted in goodwill of Rs. 867,786. Goodwill is amortized over a period of 5 years.

        Amortization of intangible assets during the year ended March 31, 2000, and 2001, and the nine months ended December 31, 2000, and 2001, is Rs. 4,250, Rs. 45,857, Rs. 1,850 and Rs. 132,843, respectively.

11.     OTHER CURRENT LIABILITIES

        Other current liabilities consist of the following:


                                                          AS OF DECEMBER 31,                     AS OF MARCH 31,
                                                   -------------------------------         -------------------------------
                                                      2000                 2001               2000                 2001
                                                   -----------         -----------         -----------         -----------
                                                             (UNAUDITED)
        Inter-corporate deposits .........         Rs.      --         Rs.      --         Rs.  49,692         Rs.      --
        Statutory dues payable ...........             423,536             407,712             154,958             352,328
        Other taxes payable ..............             127,915               3,125             195,497              45,788
        Others............................             208,282             105,278              35,414              69,685
                                                   -----------         -----------         -----------         -----------
                                                   Rs. 759,733         Rs. 516,115         Rs. 435,561         Rs. 467,801
                                                   ===========         ===========         ===========         ===========

12.     OTHER LIABILITIES

        Other liabilities primarily consist of security deposits collected from the Company's dealers and customers.

13.     OPERATING LEASES

        The Company leases office and residential facilities under cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under such leases was

Rs. 237,693, Rs. 277,018, Rs.205,876 and Rs. 249,066 for the years ended March
31, 2000, and 2001, and the nine months ended December 31, 2000, and 2001, respectively.

        Prepaid expenses as of March 31, 2001, December 31, 2000 and December 31, 2001 include Rs.187,720, Rs. 188,500, and Rs. 216,860, being prepaid operating lease rental for land obtained on lease for a period of 60 years. The prepaid expense is being amortized over the lease term.

14.     INVESTMENTS IN AFFILIATES

        Wipro GE Medical Systems (Wipro GE). The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2000 and 2001, and as of December 31, 2000 and 2001, was Rs. 434,299, Rs. 586,749, Rs. 582,929 and Rs. 787,121,
respectively. The Company's equity in the income of Wipro GE for the year ended March 31, 2000, and 2001, and the nine months ended December 30, 2000, and 2001, was Rs. 138,749, Rs. 184,315, Rs. 155,980 and Rs. 200,372, respectively.

        Wipro Net. As of March 31, 1999, the Company held a 100% interest in Wipro Net represented by 15,219,180 equity shares of Rs. 10 each. Wipro Net is engaged in value added networking and communication services. The financial statements of Wipro Net were consolidated in fiscal 1999. In December 1999, the Company sold 2,903,410 equity shares to a minority shareholder for consideration of Rs. 203,000 pursuant to a joint venture agreement. The gain on the sale of Rs. 146,144 is included in the statement of income. Additionally, Wipro Net directly issued 7,173,132 shares to the joint venture partner at a price of Rs. 70 per share. As a result of the transactions, the Company's interest in Wipro Net was reduced to 55%. The shareholders' agreement provided the minority shareholder in the joint venture with significant participating rights, including its effective involvement in significant decisions in the ordinary course of business. Therefore, subsequent to the dilution, the Company accounted for its 55% interest by the equity method. The carrying value of the investment in Wipro Net as of March 31, 2000, was Rs. 270,586. The carrying value increased by Rs. 266,000 due to the direct issue of shares to the minority shareholder. As the direct issue of shares by Wipro Net was not part of a broader corporate reorganization, the gain due to the change in the carrying value of the investment has been included in the statement of income. The Company's equity in the loss of Wipro Net for the year ended March 31, 2000, was Rs. 26,159.

        In December 2000, the Company acquired the 45% minority interest in Wipro Net for Rs. 1,087,216 resulting in goodwill of Rs. 867,786. Subsequent to the acquisition, the financial statements of Wipro Net have been consolidated. The Company's equity in the loss of Wipro Net prior to the acquisition of the minority interest, amounting to Rs. 135,893, is reported by the equity method in fiscal 2001.

        NetKracker. In December 2000, subsequent to the acquisition of the minority interest in Wipro Net, the retail internet business division of Wipro Net, comprising property and other assets and employees, was transferred to NetKracker, a newly set-up entity, in exchange for 49% of the equity and certain convertible preference shares of the new entity. The assets were transferred at their carrying values of Rs. 73,000 in exchange for equity of Rs. 19,000 and convertible preference shares of Rs. 54,000. Contemporaneously, a strategic investor infused fresh equity of Rs. 300,000 to acquire a 51% equity interest. Additionally, as per the agreement with the strategic investor, certain expenses of Rs. 167,000 of the retail internet business division incurred by Wipro Net prior to the hive-off were reimbursed by NetKracker to Wipro Net.

        The convertible preference shares held by Wipro shall be converted to equity at Rs. 10 per equity share on occurrence of any one of the four events specified in the agreement with the strategic investor and NetKracker. These events are liquidation of NetKracker, initial public offering by NetKracker, change in equity interest of the strategic investor to outside of a specified range and valuation of NetKracker reaching specified levels based on a fresh issue of equity shares by NetKracker or sale of shares by existing shareholders. Until conversion, the preference share bear no voting or dividend rights.

        The carrying value of the investment in NetKracker as of March 31, 2001, and December 31, 2001, was Rs. 44,054 and Rs. Nil, respectively. The Company's equity in the losses of Netkracker for the year ended March 31, 2001, and the nine months ended December 31, 2001, was Rs. 112,133 and Rs. 71,530 respectively. During the period ended December 31, 2001, the losses recorded by the equity method reduced the common stock investment to zero. However, as the Company has investments in convertible preference shares of Netkracker, the Company continues to report its share of losses as an adjustment to the carrying value of the convertible preference shares. Such losses in excess of common stock investment are recognized based on the ownership level of the convertible preference shares. As of December 31, 2001, the adjusted carrying value of the convertible preference share was Rs. 26,854.

        The Company's share of reported earnings in NetKracker will change to 46.31% in the event that contingent issuance of equity shares arising from stock options granted by NetKracker are exercised in the future. The aggregate impact of these contingent issuances on the earnings of the Company is immaterial.

        Wipro ePeripherals. On September 1, 2000, the peripherals division of Wipro, which was engaged in the business of manufacture, sales and trading of computer peripherals was spun-off into a separate legal entity, Wipro ePeripherals, for a 38.7% interest of Rs. 54,600 in the new entity, 12.5% non-convertible debentures redeemable in 2005 in the amount of Rs. 60,000 and Rs. 156,280 in cash. Contemporaneously, Wipro ePeripherals issued 61.3% of its equity to strategic investors and employees for cash. Shares were issued to Wipro and the new investors at the par value of Rs. 10. Subsequent to the sale, Wipro accounts for its 38.7% interest by the equity method. In December 2000, debentures of Rs. 20,000 were prepaid by Wipro ePeripherals.

        The carrying value of the investment in Wipro ePeripherals as of March 31, 2001 and December 31, 2001 was Rs. 58,890 and Rs. 67,538, respectively. The Company's equity in the income of Wipro ePeripherals for the year ended March 31, 2001, and nine months ended December 31, 2001, was Rs. 10,530 and Rs. 10,468 respectively.

        The Company's share of reported earnings in Wipro ePeripherals will change to 31.22 % in the event that contingent issuance of equity shares arising from stock options granted by Wipro ePeripherals are exercised in the future. The aggregate impact of these contingent issuances on the earnings of the Company is immaterial.

15.     FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

        Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, investment securities, accounts receivable and inter-corporate deposits. The Company's cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of accounts receivable as of March 31, 2000, and 2001, and as of December 31, 2000 and December 31, 2001.

        Derivative financial instruments. The Company enters into forward foreign exchange contracts and interest rate swap agreements where the counterparty is generally a bank. The Company considers the risks of non-performance by the counterparty as non-material. The following table presents the aggregate contracted principal amounts of the Company's derivative financial instruments outstanding:


                                               AS OF DECEMBER 31,                          AS OF MARCH 31,
                                      ---------------------------------           ---------------------------------
                                         2000                   2001                 2000                   2001
                                      -----------           -----------           -----------           -----------
                                                 (UNAUDITED)
        Forward contracts .......     $58,038,573(sell)     $76,861,282(sell)     $48,487,662(sell)     $39,531,243(sell)
        Interest rate swaps .....     $ 4,875,000           $ 1,625,000           $ 6,500,000           $ 3,250,000

        The foreign forward exchange contracts mature between one to nine months. Interest rate swap agreements mature in fiscal 2002.

16.     BORROWINGS FROM BANKS

        The Company has a line of credit of Rs. 2,650,000 from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the bank, which averaged 13.1%, 12.8%, 13.1% and 12.4% in fiscal 2000, and 2001, and the nine months ended December 31, 2000 and 2001, respectively. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

17.     LONG-TERM DEBT

        Long-term debt consists of the following:


                                                      AS OF DECEMBER 31,                  AS OF MARCH 31,
                                                -----------------------------     -----------------------------
                                                    2000            2001              2000              2001
                                                ------------     ------------     ------------     ------------
                                                         (UNAUDITED)
        Foreign currency borrowings .......     Rs.  194,698           60,899     Rs.  269,453     Rs.  127,582
        Rupee term loans from banks and
          financial institutions ..........        1,243,235           48,200        1,153,495        1,245,459
        Others.............................           43,671           57,021           37,766           48,186
                                                ------------     ------------     ------------     ------------
                                                   1,481,604          166,120        1,460,714        1,421,227
        Less:  Current portion ............        1,362,033          136,350        1,249,570        1,326,196
                                                ------------     ------------     ------------     ------------
                                                Rs.  119,571     Rs.   29,770     Rs.  211,144     Rs.   95,031
                                                ============     ============     ============     ============

        In December 1999, the Company had transferred an 8% interest in Wipro Net to a financial institution. Under the terms of the transfer, the Company had a call option to repurchase the transferred shares at a pre-determined consideration. Additionally, the financial institution had a put option to sell the shares to the Company at a pre-determined consideration. The Company had recorded the transfer as a secured borrowing with pledge of collateral. The principal shareholder of the Company had pledged certain shares held in Wipro to further secure the borrowing. Interest was imputed at the implicit yield on the put option. As of March 31, 2000, and 2001, the rupee term loans include Rs. 1,028,395 and Rs. 1,177,259, respectively, representing the borrowing.

        In June 2001, the financial institution exercised the option at the pre-determined consideration of Rs. 1,218,142.

        All other long-term debt is secured by a specific charge over the property, plant and equipment of the Company and contains certain financial covenants and restrictions on indebtedness.

        Foreign currency borrowing represents a fixed rate borrowing in United States dollars. In order to hedge the foreign exchange risk on the borrowing, Wipro entered into a structured swap agreement with a bank in September 1999. Under this agreement, the bank would assume all responsibilities to repay the borrowing and interest thereon in foreign currency as per the scheduled maturity of the borrowing. In exchange, the Company would pay the bank a fixed amount in Indian rupees as per an agreed schedule. In order to secure the Indian rupee payment streams to the bank, Wipro made an investment in certain discount bonds, the proceeds of which have been assigned as security to the bank. The swap agreement has been accounted as a hedge with the hedge cost amortized to income over the life of the contract. The discount bonds are classified as held-to-maturity investment securities.An interest rate profile of the long-term debt is given below:


                                                                              NINE MONTHS ENDED           YEAR ENDED
                                                                                  DECEMBER 31,             MARCH 31,
                                                                              ------------------       -----------------
                                                                              2000          2001       2000         2001
                                                                              ----          ----       ----         ----
                                                                                  (UNAUDITED)
        Foreign currency borrowings ................................           6.7%         6.7%        6.7%        6.7%
        Rupee term loans from banks and financial institutions .....          14.75%       14.25%      13.9%       13.9%

        A maturity profile of the long-term debt outstanding as of December 31, 2001, is set out below:


    Maturing in year ending December 31:
        2002 ..............................       Rs. 136,350
        2003 ..............................            20,105
        2004 ..............................             8,305
        2005 ..............................             1,253
        Thereafter ........................               107
                                                  -----------
                                                  Rs. 166,120
                                                  ===========

18.     EQUITY SHARES AND DIVIDENDS

        The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held by him or her.

        Indian statutes mandate that dividends shall be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held by him to the total equity shares outstanding as on that date. Indian statutes on foreign exchange govern the remittance of dividend outside India. Such dividend payments are subject to taxes applicable at the time of payment.

        The Company recognizes liability for dividends on approval by the shareholders of the Company.

        In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

        The Company paid cash dividends of Rs. 75,622, Rs. 75,121, Rs. 75,121 and Rs. 128,533 during the years ended March 31, 2000, and 2001, and the nine months ended December 31, 2000, and 2001, respectively. The dividends per share were Rs. 0.30 during the years ended March 31, 2000, 2001, and during the nine months ended December 31, 2000 and Rs. 0.50 during the nine months ended December 31, 2001. In November 1997, the Company effected a two-for-one share split in the form of a share dividend. In September 1999, the Company effected a five-for-one share split. All references in the consolidated financial statements to number of shares and per share amounts of the Company's equity shares have been retroactively restated to reflect the increased number of equity shares outstanding resulting due to the share splits.

        In October 2000, the Company made a public offering of its American Depositary Shares, or ADSs, to international investors. The offering consisted of 3,162,500 ADSs representing 3,162,500 equity shares, at an offering price of $41.375 per ADS. The equity shares represented by the ADS carry similar rights as to voting and dividends as the other equity shares.

19.     RETAINED EARNINGS

        The Company's retained earnings as of March 31, 2000 and 2001, and as of December 31, 2000, and 2001, include restricted retained earnings of Rs. 23,585, Rs. 274,038, Rs. 274,335 and Rs. 259,538 respectively, which are not distributable as dividends under Indian company and tax laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares and to avail specific tax allowances.

        Retained earnings as of March 31, 2000, and 2001, and the nine months ended December 31, 2000, and 2001, also include Rs. 532,885, Rs. 567,126, Rs. 541,066 and Rs. 751,059, respectively, of undistributed earnings in equity of affiliates.

20.     REDEEMABLE PREFERRED STOCK

        Preferred stock issued by companies incorporated in India carries a preferential right on liquidation to be repaid over the equity shares.

        The Company issued 25,000,000 preferred shares aggregating Rs. 250,000 to a financial institution bearing dividend at 10.25% per annum. The preferred stock was redeemed in December 2000.

21.     OTHER INCOME / (EXPENSE), NET

        Other income/(expense) consist of the following:

                                         THREE MONTHS ENDED               NINE MONTHS ENDED                   YEAR ENDED
                                             DECEMBER 31,                    DECEMBER 31,                      MARCH 31,
                                     ---------------------------     ---------------------------      ----------------------------
                                         2000            2001            2000            2001             2000             2001
                                     -----------     -----------     -----------     -----------      -----------      -----------
                                            (UNAUDITED)                      (UNAUDITED)
Interest income/(expense),
  net of capitalized interest ..     Rs.  73,449     Rs. 175,925     Rs.  13,929     Rs. 597,140      Rs.(283,627)     Rs. 120,674
Others .........................          21,543          57,557          71,260          68,538           60,143          194,461
                                     -----------     -----------     -----------     -----------      -----------      -----------
                                     Rs.  94,992     Rs. 233,482     Rs.  85,189     Rs. 665,678      Rs.(223,484)     Rs. 315,135
                                     ===========     ===========     ===========     -----------      ===========      ===========

        Rs. 53,980, Rs. 48,000, Rs. 10,000 and Rs. 10,000 of interest has been capitalized during the years ended March 31, 2000, and 2001, and the nine months ended December 31, 2000, and 2001, respectively.

22.     SHIPPING AND HANDLING COSTS

        Selling general and administrative expenses for the years ended March 31, 2000 and 2001, and the nine months ended December 31, 2000, and 2001, include shipping and handling costs of Rs. 48,570, Rs. 62,200, Rs.46,380 and Rs. 32,840, respectively.

23.     INCOME TAXES

        Income taxes consist of the following:


                                      THREE MONTHS ENDED               NINE MONTHS ENDED                     YEAR ENDED
                                           DECEMBER 31,                    DECEMBER 31,                       MARCH 31,
                                  ----------------------------     ----------------------------     ---------------------------
                                     2000              2001            2000             2001           2000            2001
                                  -----------      -----------     -----------      -----------     -----------     -----------
                                           (UNAUDITED)                      (UNAUDITED)
Current taxes
         Domestic ...........     Rs. 224,089      Rs. 110,600     Rs. 403,889      Rs. 337,575     Rs. 167,825     Rs. 691,578
         Foreign ............         109,205           80,000         257,304          234,740         174,920         402,752
                                  -----------      -----------     -----------      -----------     -----------   -------------
                                      333,294          190,600         661,193          572,315         342,745       1,094,330
                                  -----------      -----------     -----------      -----------     -----------   -------------
Deferred taxes ..............         (28,844)          12,235         (22,329)         101,638         182,553          55,712
                                  -----------      -----------     -----------      -----------     -----------   -------------
Total income tax expense ....     Rs. 304,450      Rs. 202,835     Rs. 638,864      Rs. 673,953     Rs. 525,298   Rs. 1,150,042
                                  ===========      ===========     ===========      ===========     ===========   =============

        The reported income tax expense differed from amounts computed by applying the enacted tax rates to income from continuing operations before income taxes as a result of the following:


                                   THREE MONTHS ENDED                 NINE MONTHS ENDED                      YEAR ENDED
                                       DECEMBER 31,                      DECEMBER 31,                        MARCH 31,
                              ------------------------------    ------------------------------    ------------------------------
                                  2000             2001              2000            2001              2000             2001
                              -------------    -------------    -------------    -------------    -------------    -------------
                                        (UNAUDITED)                       (UNAUDITED)
Income from
  continuing
  operations
  before taxes ...........    Rs. 2,149,501    Rs. 2,445,435    Rs. 5,012,976    Rs. 6,913,909    Rs. 3,858,294    Rs. 7,586,625
Enacted tax
  rate in India ..........             38.5%            35.7%            38.5%            35.7%            38.5%           39.55%
                              -------------    -------------    -------------    -------------    -------------    -------------
Computed
  expected tax
  expense ................          827,558          873,020        1,929,996        2,468,266        1,485,443        3,000,510
Effect of:
    Income exempt from
      tax in India .......         (655,906)        (738,888)      (1,600,060)      (2,116,194)      (1,104,111)      (2,388,705)
    Change in enacted
      tax rate ...........               --               --               --               --          (22,385)           2,453
    Difference between
      tax basis and
      amount for
      financial reporting
      of a domestic
      subsidiary reversed                --               --               --          199,512               --               --
    Others ...............           23,593          (11,297)          51,624         (112,371)          (8,569)         133,032
                              -------------    -------------    -------------    -------------    -------------    -------------
Domestic income taxes ....          195,245          122,835          381,560          439,213          350,378          747,290
Effect of tax on
  foreign income .........          109,205           80,000          257,304          234,740          174,920          402,752
                              -------------    -------------    -------------    -------------    -------------    -------------
Total income tax expense .    Rs.   304,450    Rs.   202,835    Rs.   638,864    Rs.   673,953    Rs.   525,298    Rs. 1,150,042
                              =============    =============    =============    =============    =============    =============

        Deferred tax assets reported as of March 31, 2001, include Rs. 199,512 being the difference between the tax basis and the amount for financial reporting of Wipro Net, a domestic subsidiary. The deferred tax asset has been reversed during the nine months ended December 31, 2001, consequent to the decision to legally reorganize the business of Wipro Net, as a result of which the benefit of the amount will no longer be available to the Company.

        A substantial portion of the profits of the Company's India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The Company has opted for this exemption from the year ended March 31, 1997, for undertakings situated in Software Technology and Hardware Technology Parks. Profits from certain other undertakings are also eligible for preferential tax treatment. In addition, dividend income from certain category of investments is exempt from tax. The aggregate rupee and per share effects of these tax exemptions are Rs. 1,104,111 and Rs. 4.85 per share for the year ended March 31, 2000, Rs. 2,388,705 and Rs. 10.42 per share for the year ended March 31, 2001, Rs. 1,600,060 and Rs. 7 per share for the nine months ended December 31, 2000, and Rs. 2,116,194 and Rs. 9.16 per share for the nine months ended December 31, 2001.


                                                                         AS OF DECEMBER 31,              AS OF MARCH 31,
                                                                     --------------------------     --------------------------
                                                                        2000           2001             2000          2001
                                                                     -----------    -----------     -----------    -----------
                                                                           (UNAUDITED)
Deferred tax assets
   Allowance for doubtful accounts ..............................    Rs.  70,562    Rs.  56,318     Rs.  37,366    Rs.  56,318
    Carry-forward capital losses ................................         24,446        164,726          24,446        164,726
    Carry-forward business losses ...............................             --         47,918              --             --
    Transfer of stock of affiliate ..............................        194,261             --         194,261             --
    Tax benefits arising from employee  stock incentive plan
        to the extent charged to income statement ...............             --         66,521              --             --
    Difference between tax basis and amount for financial
       reporting of a domestic subsidiary .......................             --             --              --        199,512
    Others.......................................................         25,707         26,075          11,678         17,587
                                                                     -----------    -----------     -----------    -----------
    Total gross deferred tax assets .............................        314,976        361,558         267,751        438,143
    Less: valuation allowance ...................................             --       (150,580)             --       (142,256)
                                                                     -----------    -----------     -----------    -----------
    Net deferred tax assets .....................................        314,976        210,978         267,751        295,887
                                                                     -----------    -----------     -----------    -----------
Deferred tax liabilities
    Property, plant and equipment ...............................    Rs.   8,319    Rs.  25,473     Rs.  16,610    Rs.  25,489
    Undistributed earnings of  affiliates .......................             --         81,354              --         64,966
    Unrealized gain on available for sale securities ............            213            155              --             --
    Borrowing costs .............................................            748             --              --             --
    Others ......................................................             --             --           1,364            187
                                                                     -----------    -----------     -----------    -----------
   Total gross deferred tax liability ...........................          9,280        106,982          17,974         90,642
                                                                     -----------    -----------     -----------    -----------
           Net deferred tax assets ..............................    Rs. 305,696    Rs. 103,996     Rs. 249,777    Rs. 205,245
                                                                     ===========    ===========     ===========    ===========

        Management believes that based on a number of factors, the available objective evidence creates sufficient uncertainties regarding the generation of future capital gains and realizability of the entire carry-forward capital losses. Accordingly, the Company has established a valuation allowance for a major portion of the unabsorbed capital losses arising on sale of shares in Wipro Finance, a discontinued operation. These losses expire after eight years succeeding the year in which they were first incurred. The unabsorbed carry-forward capital losses as of March 31, 2001, expire in 2009. As of December 31, 2001, Wipro has a deferred tax asset for carry-forward business losses of which Rs. 18,101 and Rs.29,817 expire in fiscal 2020 and fiscal 2021 respectively.

        Although realization of the net deferred tax assets is not assured, management believes that it is more likely than not that all of the net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable, however could be reduced in the near term based on changing conditions.

24.     EMPLOYEE STOCK INCENTIVE PLANS

        In fiscal 1985, the Company established a controlled trust called the Wipro Equity Reward Trust (WERT). Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company's Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders' equity. 530,635, 679,450, 679,450 and 645,250 shares held by employees as of March 31, 2000, and 2001, and as of December 31, 2000, and 2001, respectively, subject to vesting conditions are included in the outstanding equity shares.

        In February 2000, the WERT sold 54,745 shares of Wipro to third parties for consideration of Rs. 524,475. The gain on the sale aggregating Rs. 524,472, net of the realized tax impact of Rs. 57,704 has been credited to additional paid-in capital.

        The movement in the shares held by the WERT is given below:


                                                             NINE MONTHS ENDED                YEAR ENDED
                                                                DECEMBER 31,                   MARCH 31,
                                                         -------------------------     --------------------------
                                                            2000           2001           2000            2001
                                                         ----------      ---------     ----------      ----------
                                                                 (UNAUDITED)
Shares held at the beginning of the period .........      1,216,460      1,280,885      1,409,485       1,216,460
Shares granted to employees ........................         (2,660)            --       (254,100)         (4,250)
Sale of shares by the WERT .........................             --             --        (54,745)             --
Grants forfeited by employees ......................         58,985         34,200        115,820          68,675
                                                         ----------      ---------     ----------      ----------
Shares held at the end of the period ...............      1,272,785      1,315,085      1,216,460       1,280,885
                                                         ==========      =========     ==========      ==========

        The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the WERT plan. The deferred compensation is amortized on a straight-line basis over the vesting period of the shares which ranges from 6 to 60 months. The weighted-average-grant-date fair values of the shares granted during the years ended March 31, 2000, 2001 and the nine months ended December 31, 2000, are Rs. 1,028, Rs. 2,212, and Rs. 1,853 respectively. The amortization of deferred stock compensation net of reversals, for the years ended March 31, 2000, 2001 and nine months ended December 31, 2000, and 2001, was Rs. 96,898, Rs. 87,160 Rs.64,581 and Rs. 59,488, respectively. The stock-based compensation has been allocated to cost of revenues and selling, general and administrative expenses as follows:


                                                                 NINE MONTHS ENDED                        YEAR ENDED
                                                                    DECEMBER 31,                           MARCH 31,
                                                           -----------------------------         -----------------------------
                                                              2000               2001               2000               2001
                                                           ----------         ----------         ----------         ----------
                                                                   (UNAUDITED)
Cost of revenues .................................         Rs. 23,075         Rs. 22,249         Rs. 36,299         Rs. 32,363
Selling, general and administrative expenses .....             41,506             37,239             60,599             54,797
                                                           ----------         ----------         ----------         ----------
                                                           Rs. 64,581         Rs. 59,488         Rs. 96,898         Rs. 87,160
                                                           ==========         ==========         ==========         ==========


        In July 1999, the Company established the Wipro Employee Stock Option Plan 1999 (1999 Plan). Under the 1999 Plan, the Company is authorized to issue up to 5 million equity shares of common stock to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the 1999 Plan. During the years ended March 31, 2000, and 2001, and the nine months ended December 31, 2000, and 2001, the Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.


        Stock option activity under the 1999 Plan is as follows:


                                                                       YEAR ENDED MARCH 31, 2000
                                                    -----------------------------------------------------------------------------
                                                     SHARES            RANGE OF               WEIGHTED-             WEIGHTED-
                                                     ARISING       EXERCISE PRICES        AVERAGE EXERCISE          AVERAGE
                                                     OUT OF        AND GRANT DATE          PRICE AND GRANT          REMAINING
                                                     OPTIONS         FAIR VALUES           DATE FAIR VALUES      CONTRACTUAL LIFE
                                                    ---------     ------------------      -----------------      ----------------
Outstanding at the beginning of the period ..              --                    --                   --                   --
Granted during the period ...................       2,558,150     Rs. 1,024 to 2,522           Rs. 1,091            36 months
Forfeited during the period .................        (146,000)                 1,086               1,086                   --
Outstanding at the end of the period ........       2,412,150         1,024 to 2,522               1,091            36 months
                                                   ----------     ------------------           ---------            ---------
Exercisable at the end of the period ........              --                     --                  --                   --
                                                   ----------     ------------------           ---------            ---------

                                                                              YEAR ENDED MARCH 31, 2001
                                                    ------------------------------------------------------------------------------
                                                     SHARES                RANGE OF              WEIGHTED-           WEIGHTED-
                                                     ARISING           EXERCISE PRICES       AVERAGE EXERCISE        AVERAGE
                                                     OUT OF            AND GRANT DATE         PRICE AND GRANT        REMAINING
                                                     OPTIONS             FAIR VALUES          DATE FAIR VALUES    CONTRACTUAL LIFE
                                                    ---------         ------------------     -----------------    ----------------
Outstanding at the beginning of the period          2,412,150          Rs. 1,024 - 2,522         Rs.  1,091           36 months
Granted during the period ................          2,672,000              1,853 - 2,419              1,860           32 months
Forfeited during the period ..............           (405,550)                     1,086              1,086                  --
Exercised during the period ..............           (114,169)                     1,086              1,086                  --
Outstanding at the end of the period .....          4,564,431              1,024 - 2,522              1,542           29 months
                                                   ----------          -----------------         ----------           ---------
Exercisable at the end of the period .....             86,491          Rs. 1,024 - 2,522         Rs.  1,284                  --
                                                   ----------          -----------------         ----------           ---------



                                                                         NINE MONTHS ENDED DECEMBER 31, 2000
                                                    ------------------------------------------------------------------------------
                                                                                                                     WEIGHTED-
                                                     SHARES                RANGE OF              WEIGHTED-           AVERAGE
                                                     ARISING           EXERCISE PRICES       AVERAGE EXERCISE        REMAINING
                                                     OUT OF            AND GRANT DATE         PRICE AND GRANT     CONTRACTUAL LIFE
                                                     OPTIONS             FAIR VALUES          DATE FAIR VALUES        (MONTHS)
                                                    ---------         ------------------     -----------------    ----------------
Outstanding at the beginning of the period          2,412,150          Rs. 1,024 - 2,522         Rs.  1,091          36 months
Granted during the period ................          2,672,000              1,853 - 2,419              1,860          35 months
Forfeited during the period ..............           (282,550)                     1,086              1,086          32 months
Exercised during the  period .............            (72,964)                     1,086              1,086          -- months
Outstanding at the end of the period .....          4,728,636              1,024 - 2,522              1,543          31 months
                                                   ----------          -----------------         ----------          ---------
Exercisable at end of the period .........            139,996          Rs. 1,024 - 1,086         Rs.  1,085                 --
                                                   ----------          -----------------         ----------          ---------


                                                               NINE MONTHS ENDED DECEMBER 31, 2001
                                               -----------------------------------------------------------------------
                                                                     RANGE
                                                                   OF EXERCISE     WEIGHTED-AVERAGE   WEIGHTED-AVERAGE
                                                                   PRICES AND       EXERCISE PRICE       REMAINING
                                               SHARES ARISING      GRANT DATE       AND GRANT DATE       CONTRACTUAL
                                               OUT OF OPTIONS      FAIR VALUES        FAIR VALUES           LIFE
                                               --------------      -----------     ----------------   ----------------
Outstanding at the beginning of the period        4,564,431      Rs. 1,024-2,522       Rs.  1,542           29 months
Granted during the period ................               --                   --               --                  --
Forfeited during the period ..............         (606,365)         1,086-1,853            1,503
Exercised during the period ..............           (6,505)               1,086            1,086
Outstanding at the end of the period .....        3,951,561          1,024-2,522            1,549           20 months
                                                 ----------      ---------------       ----------       -------------
Exercisable at the end of the period .....          634,858      Rs. 1,024-2,522       Rs.  1,549                  --
                                                 ----------      ---------------       ----------       -------------

        In July 2000, the Company established the Wipro Employee Stock Option Plan 2000 (2000 Plan). Under the 2000 Plan, the Company is authorized to issue up to 25 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted an option to purchase equity shares of the Company subject to vesting. The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the 2000 Plan. During the year March 31, 2001, and the nine months ended December 31, 2001, the Company did not record any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

        Stock option activity under the 2000 Plan is as follows:

                                                                  YEAR ENDED MARCH 31, 2001
                                               -------------------------------------------------------------------------
                                                                                     WEIGHTED-AVERAGE   WEIGHTED-AVERAGE
                                                                 RANGE OF EXERCISE   EXERCISE PRICE        REMAINING
                                               SHARES ARISING    PRICES AND GRANT    AND GRANT DATE       CONTRACTUAL
                                               OUT OF OPTIONS     DATE FAIR VALUES     FAIR VALUES        LIFE (MONTHS)
                                               --------------    -----------------   ----------------   ----------------
Outstanding at the beginning of the period               --                     --                --                 --
Granted during the period ................        3,520,300        Rs. 2,382-2,746         Rs. 2,397          37 months
Forfeited during the period ..............         (305,950)                 2,382             2,382                 --
Outstanding at the end of the period .....        3,214,350            2,382-2,746             2,397          37 months
                                                 ----------        ---------------       -----------     --------------
Exercisable at the end of the period .....               --                     --                --                 --
                                                 ----------        ---------------       -----------     --------------

                                                                 NINE MONTHS ENDED DECEMBER 31, 2000
                                               ----------------------------------------------------------------------------
                                                                   RANGE OF
                                                                   EXERCISE           WEIGHTED-AVERAGE     WEIGHTED-AVERAGE
                                                                   PRICES AND          EXERCISE PRICE         REMAINING
                                               SHARES ARISING      GRANT DATE          AND GRANT DATE        CONTRACTUAL
                                               OUT OF OPTIONS      FAIR VALUES           FAIR VALUES             LIFE
                                               --------------      -----------        ----------------     ----------------
Outstanding at the beginning of the period
Granted during the period ................        3,443,575        Rs. 2,382-2,651             2,396            40 months
Forfeited during the period ..............         (133,850)                 2,382             2,382            41 months
Exercised during the period ..............               --                     --                --                   --
Outstanding at the end of the period .....        3,309,725            2,382-2,651             2,396            40 months
                                                 ----------        ---------------        ----------       --------------
Exercisable at the end of the period .....               --                     --                --                   --
                                                 ----------        ---------------        ----------       --------------


                                                                 NINE MONTHS ENDED DECEMBER 31, 2001
                                               ----------------------------------------------------------------------------
                                                                   RANGE OF
                                                                   EXERCISE           WEIGHTED-AVERAGE     WEIGHTED-AVERAGE
                                                                   PRICES AND          EXERCISE PRICE         REMAINING
                                               SHARES ARISING      GRANT DATE          AND GRANT DATE        CONTRACTUAL
                                               OUT OF OPTIONS      FAIR VALUES           FAIR VALUES             LIFE
                                               --------------      -----------        ----------------     ----------------
Outstanding at the beginning of the period        3,214,350        Rs. 2,382-2,746             2,397            37 months
Granted during the period ................          108,744            1,032-1,670             1,388            36 months
Forfeited during the period ..............         (446,225)                 2,382             2,382                   --
Exercised during the period ..............               --                     --                --                   --
Outstanding at the end of the period .....        2,876,869            1,032-2,746             2,359            28 months
                                                 ----------        ---------------        ----------       --------------
Exercisable at the end of the period .....          276,993        Rs. 2,382-2,746             2,397                   --
                                                 ----------        ---------------        ----------       --------------

        In April 2000, the Company established the 2000 Stock Option Plan (2000 ADS Plan). Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 1.5 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting. The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the 2000 ADS Plan. During the year ended March 31, 2001, and the nine months ended December 31, 2001, the Company did not record any deferred compensation as the exercise price was equal to the fair market value of the underlying ADS on the grant date.

        Stock option activity under the 2000 ADS Plan is as follows:

                                                                    YEAR ENDED MARCH 31, 2001
                                               -------------------------------------------------------------------------
                                                                                     WEIGHTED-AVERAGE   WEIGHTED-AVERAGE
                                                                 RANGE OF EXERCISE   EXERCISE PRICE        REMAINING
                                               SHARES ARISING    PRICES AND GRANT    AND GRANT DATE       CONTRACTUAL
                                               OUT OF OPTIONS     DATE FAIR VALUES     FAIR VALUES        LIFE (MONTHS)
                                               --------------    -----------------   ----------------   ----------------
Outstanding at the beginning of the period             --                --                   --                  --
Granted during the period ................        268,750           $ 41.375            $ 41.375           37 months
Forfeited during the period ..............         (4,000)            41.375              41.375                  --
Outstanding at the end of the period .....        264,750             41.375              41.375           37 months
                                                 --------           --------            --------           ---------
Exercisable at the end of the period .....             --                 --                  --                  --
                                                 --------           --------            --------           ---------


                                                             NINE MONTHS PERIOD ENDED DECEMBER 31, 2000
                                               -------------------------------------------------------------------------
                                                                                     WEIGHTED-AVERAGE   WEIGHTED-AVERAGE
                                                                 RANGE OF EXERCISE   EXERCISE PRICE        REMAINING
                                               SHARES ARISING    PRICES AND GRANT    AND GRANT DATE       CONTRACTUAL
                                               OUT OF OPTIONS     DATE FAIR VALUES     FAIR VALUES        LIFE (MONTHS)
                                               --------------    -----------------   ----------------   ----------------
Outstanding at the beginning of the period             --                 --                 --                  --
Granted during the period ................        268,250           $ 41.375           $ 41.375           40 months
Forfeited during the period ..............         (4,000)            41.375             41.375           41 months
Outstanding at the end of the period .....        264,250           $ 41.375           $ 41.375           40 months
                                                 --------           --------           --------           ---------
Exercisable at the end of the period .....             --                 --                 --                  --
                                                 --------           --------           --------           ---------

                                                             NINE MONTHS PERIOD ENDED DECEMBER 31, 2001
                                               -------------------------------------------------------------------------
                                                                                     WEIGHTED-AVERAGE   WEIGHTED-AVERAGE
                                                                 RANGE OF EXERCISE   EXERCISE PRICE        REMAINING
                                               SHARES ARISING    PRICES AND GRANT    AND GRANT DATE       CONTRACTUAL
                                               OUT OF OPTIONS     DATE FAIR VALUES     FAIR VALUES        LIFE (MONTHS)
                                               --------------    -----------------   ----------------   ----------------
Outstanding at the beginning of the period        264,750          $      41.375         $ 41.375          37 months
Granted during the period ................         31,000            20.75-35.77           24.504          39 months
Forfeited during the period ..............        (13,000)                41.375           41.375                 --
Outstanding at the end of the period .....        282,750           20.75-41.375           39.525          28 months
                                                 --------          -------------         --------         ----------
Exercisable at the end of the period .....         27,775          $      41.375         $ 41.375                 --
                                                 --------          -------------         --------         ----------


        In December 1999, Wipro Net established an Employee Stock Option Plan (Wipro Net Plan). Under the Wipro Net Plan, eligible employees are granted an option to purchase equity shares of Wipro Net subject to the requirements of vesting. Wipro Net has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the Wipro Net Plan. During the year ended March 31, 2000, and 2001, and the nine months ended December 30, 2000, and 2001, Wipro Net has not recorded any deferred compensation as the exercise price was not less than the fair market value of the underlying equity shares on the grant date.

        During the period ended December 31, 2001, consequent to the decision to legally reorganize the business of Wipro Net by merging Wipro Net with Wipro, stock options in the stock of Wipro Net, issued to employees of Wipro Net, have been exchanged for stock options of Wipro under the 2000 Plan. The exchange did not result in an increase in the aggregate intrinsic value of the award or a reduction in the ratio of the exercise price per share to the market price per share.

        The Company has adopted the pro forma disclosure provisions of SFAS No.
123. Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:

                                    NINE MONTHS ENDED DECEMBER 31,            YEAR ENDED MARCH 31,
                                   --------------------------------      --------------------------------
                                        2000               2001               2000               2001
                                   -------------      -------------      -------------      -------------
                                             (UNAUDITED)
Net income
        As reported ..........     Rs. 4,315,008      Rs. 6,239,956      Rs. 3,551,703      Rs. 6,455,214
        Adjusted pro forma ...         3,250,945          4,882,703          3,383,749          5,198,098
Earnings per share:  Basic
        As reported ..........             18.86              27.00              15.59              28.15
        Adjusted pro forma ...             14.21              21.13              14.85              22.67
Earnings per share:  Diluted
        As reported ..........             18.70              26.96              15.54              27.91
        Adjusted pro forma ...             14.15              21.13              14.80              22.58

        The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.


Dividend yield ...................................           0.03%
Expected life ....................................       42 months
Risk free interest rates .........................             11%
Volatility .......................................             45%

25. EARNINGS PER SHARE

        A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

                                                         NINE MONTHS ENDED DECEMBER 31,           YEAR ENDED MARCH 31,
                                                         -----------------------------       -----------------------------
                                                            2000              2001              2000              2001
                                                         -----------       -----------       -----------       -----------
                                                                 (UNAUDITED)
Basic earnings per equity share - weighted
  average number of equity shares outstanding ....       228,761,780       231,132,818       227,843,378       229,325,989
Effect of dilutive equivalent shares-stock
  options outstanding ............................         1,932,455           297,239           804,756         1,928,534
                                                         -----------       -----------       -----------       -----------

Diluted earnings per equity share - weighted
  average number of equity shares and
  equivalent shares outstanding ..................       230,694,235       231,430,057       228,648,134       231,254,523
                                                         ===========       ===========       ===========       ===========

        Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.

        Options to purchase 5,513,169 equity shares were outstanding during the nine months ended December 31, 2001, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

26. EMPLOYEE BENEFIT PLANS

        Gratuity: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee's last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India. Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.

        Superannuation: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions.

        Provident fund: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee's salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government's provident fund. The Company has no further obligations under the plan beyond its monthly contributions.

        The Company contributed Rs. 161,723, Rs. 249,341, Rs. 196,454 and Rs. 125,974 to various defined contribution and benefit plans during the years ended March 31, 2000, 2001 and nine months ended December 31, 2000 and 2001, respectively.

27.  RELATED PARTY TRANSACTIONS

        The Company has the following transactions with related parties.

                                                                  NINE MONTHS ENDED               YEAR ENDED
                                                                     DECEMBER 31,                  MARCH 31,
                                                                 --------------------------------------------------
                                                                   2000         2001          2000         2001
                                                                 --------------------------------------------------
                                                                       (UNAUDITED)
Wipro GE Medical Systems:
    Revenues from sale of computer equipment and
      administrative and management support services ........    Rs. 7,395    Rs. 12,624    Rs. 54,535    Rs. 17,396
    Fees for usage of trade mark ............................           --        31,344            --         8,820
    Rent paid ...............................................           --            --         1,198            --

Wipro Net:
    Fees for consultancy services ...........................           --            --        12,186        13,100
    Fees for computer and network maintenance
      support ...............................................       10,452            --            --        10,452
    Revenues from sale of computer equipment ................      109,871            --            --       109,871

Wipro ePeripherals:
    Revenues from sale of computer equipment and services ...        2,037        29,783            --        13,984
    Fees for usage of trade mark ............................                     39,762
    Interest received on debentures .........................        2,292         3,750            --         4,704
    Payments for services ...................................           --           311            --            --
    Purchase of printers ....................................      102,813        96,066            --       169,000

NetKracker:

    Fees received for technical and infrastructure
      support services ......................................          --        35,485            --        37,018
      Revenues from sale of computer equipment and services..          --           987            --            --
      Payments for services .................................          --         3,937            --            --

Principal Shareholder:
    Payment of lease rentals ................................         900           900         1,200         1,200


        The Company has the following receivables from related parties, which are reported as other current assets in the balance sheet.

                                                                                AS OF DECEMBER 31,           AS OF MARCH 31,
                                                                              ------------------------   ------------------------
                                                                                 2000         2001           2000         2001
                                                                              ----------  ------------   -----------  -----------
                                                                                   (UNAUDITED)
Wipro GE Medical Systems: .................................................   Rs.     --   Rs.  46,564    Rs.     --   Rs. 13,295
Wipro ePeripherals ........................................................       21,730        22,365            --           --
Wipro Net .................................................................       10,950            --        12,186           --
Net Kracker ...............................................................           --        22,625            --           --


Security deposit given to Hasham Premji, a firm  under common control .....       25,000        25,000        25,000       25,000
                                                                              ----------   ------------   ----------   ----------
                                                                              Rs. 57,680   Rs. 116,554    Rs. 37,186   Rs. 38,295
                                                                              ==========   ============   ==========   ==========

        The Company has the following payables to related parties, which are reported as other liabilities in the balance sheet.


                                                            AS OF DECEMBER 31,              AS OF MARCH 31,
                                                         --------------------------      -----------------------
                                                            2000            2001            2000         2001
                                                         ----------      ----------      ---------    ----------
                                                                (UNAUDITED)
Wipro ePeripherals ...................................   Rs. 16,318      Rs. 11,571             --    Rs.  2,297
NetKracker ...........................................           --              --             --        10,000
                                                         ----------      ----------      ---------    ----------
                                                         Rs. 16,318      Rs. 11,571             --    Rs. 12,297
                                                         ==========      ==========      =========    ==========

        As of March 31, 2001, and December 31, 2000 and 2001, the Company holds debentures of Rs. 40,000, in Wipro ePeripherals. As of March 31, 2001 and December 31, 2001 the company holds convertible preference shares of Rs. 54,000 and Rs.26,854 respectively in NetKracker, which are included in investment securities.

28. COMMITMENTS AND CONTINGENCIES

        Capital commitments. As of March 31, 2000, and 2001 and December 31, 2000, and 2001, the Company had committed to spend approximately Rs. 160,084, Rs. 400,280, Rs. 404,211 and Rs. 181,751, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

        Guarantees. As of March 31, 2000, and 2001, and December 31, 2000, and 2001, performance guarantees provided by banks on behalf of the Company to certain Indian Government and other agencies amount to approximately Rs. 880,557, Rs. 346,764, Rs. 448,125 and Rs. 781,394, respectively, as part of the bank line of credit.

        Other commitments. The Company's Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company's India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 1.5 times (increased to 5 times during fiscal 2000) the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of December 31, 2001, the Company has generally met all commitments under the plan.

        Contingencies. The Company is involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that Wipro expects to be material in relation to its business.

29. SEGMENT INFORMATION

        The Company is organized by segments, including Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting and other segments. Each of the segments has a Vice Chairman / Chief Executive Officer who reports to the Chairman of the Company. The Chairman of the Company has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. Until fiscal 2000, interest income by lending to other segments and exchange rate fluctuations, were included as a component of total revenue and operating income for segment data. From fiscal 2001, the Chief Operating Decision Maker evaluates revenue growth and operating income of the segments excluding interest income earned by the segment by lending to other segments within the Company.

        The Global IT Services and Products (Wipro Technologies) segment provides research and development services for hardware and software design to technology and telecommunication companies and software application development services to corporate enterprises.

        The India and AsiaPac IT Services and Products (Wipro Infotech) segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India and AsiaPacific region.

        The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.

        Others consists of various business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.

       Information on reportable segments is as follows:

                                                                YEAR ENDED MARCH 31, 2000
                                                     -----------------------------------------------
                                                                       INDIA AND
                                                                       ASIAPAC IT
                                                       GLOBAL IT        SERVICES        CONSUMER
                                                      SERVICES AND        AND           CARE AND
                                                        PRODUCTS        PRODUCTS        LIGHTING
                                                     --------------   -------------   -------------
Revenues ........................................... Rs. 10,206,078   Rs. 8,089,297   Rs. 3,151,116
Exchange rate fluctuations .........................         88,946         (13,923)         (2,090)
Interest income on funding other segments, net .....        163,500              --          43,000
                                                     --------------   -------------   -------------
    Total revenues .................................     10,458,524       8,075,374       3,192,026
Cost of revenues ...................................     (6,219,980)     (6,541,162)     (2,251,238)
Selling, general and administrative expenses .......     (1,345,009)     (1,097,902)       (461,823)
Amortization of goodwill ...........................             --          (1,000)             --
Exchange rate fluctuations .........................             --              --              --
Gain on sale of property and equipment .............             --              --           1,929
                                                     --------------   -------------   -------------
    Operating income of segment .................... Rs.  2,893,535   Rs.   435,310   Rs.   480,894
                                                     ==============   =============   =============

Total assets of segment ............................ Rs.  5,116,501   Rs. 3,788,784   Rs. 1,282,676
Capital employed ...................................      2,711,042       1,474,491         678,549
Return on capital employed .........................            107%             30%             71%
Accounts receivable ................................      2,163,931       1,743,789         133,889
Depreciation .......................................        526,511          68,105          86,002

                                                                YEAR ENDED MARCH 31, 2000
                                                     -----------------------------------------------
                                                      OTHERS (NET
                                                          OF          RECONCILING
                                                      ELIMINATION)       ITEMS         ENTITY TOTAL
                                                     -------------   -------------    --------------
Revenues ........................................... Rs. 1,380,583   Rs.        --    Rs. 22,827,074
Exchange rate fluctuations .........................            --         (72,933)               --
Interest income on funding other segments, net .....            --        (206,500)               --
                                                     -------------   -------------    --------------
    Total revenues .................................     1,380,583        (279,433)       22,827,074
Cost of revenues ...................................    (1,070,031)             --       (16,082,411)
Selling, general and administrative expenses .......      (224,046)       (122,518)       (3,251,298)
Amortization of goodwill ...........................            --              --            (1,000)
Exchange rate fluctuations .........................            --          51,603            51,603
Gain on sale of property and equipment .............            --          14,808            16,737
                                                     -------------   -------------    --------------
    Operating income of segment .................... Rs.    86,506   Rs.  (335,540)   Rs.  3,560,705
                                                     =============   =============    ==============

Total assets of segment ............................ Rs.   764,433   Rs. 1,725,959    Rs. 12,678,353
Capital employed ...................................       521,146       3,048,562         8,433,790
Return on capital employed .........................            --              --                --
Accounts receivable ................................       389,751              --         4,431,360
Depreciation .......................................        43,225          10,630           734,473



                                                                YEAR ENDED MARCH  31, 2001
                                                     -------------------------------------------------
                                                                        INDIA AND
                                                                        ASIAPAC IT
                                                       GLOBAL IT         SERVICES         CONSUMER
                                                      SERVICES AND         AND            CARE AND
                                                        PRODUCTS         PRODUCTS         LIGHTING
                                                     --------------    -------------    -------------
Revenues .........................................   Rs. 17,670,426    Rs. 8,670,790    Rs. 3,143,537
Exchange rate fluctuations .......................          126,291          (46,387)              --
                                                     --------------    -------------    -------------
    Total revenues ...............................       17,796,717        8,624,403        3,143,537
Cost of revenues .................................       (9,204,649)      (6,467,592)      (2,215,349)
Selling, general and administrative expenses .....       (2,574,518)      (1,392,304)        (538,753)
Amortization of goodwill .........................               --           (1,000)              --
Exchange rate fluctuations .......................               --               --               --
Gain on sale of property and equipment ...........               --               --           46,113
                                                     --------------    -------------    -------------
    Operating income of segment ..................   Rs.  6,017,550    Rs.   763,507    Rs.   435,548
                                                     ==============    =============    =============

Total assets of segment ..........................   Rs.  9,242,116    Rs. 3,921,596    Rs. 1,205,128
Capital employed .................................        7,760,449        1,090,097          846,978
Return on capital employed .......................               78%              70%              51%
Accounts receivable ..............................        3,453,330        1,674,773          158,927
Depreciation .....................................          708,274           94,166           63,901

                                                               YEAR ENDED MARCH  31, 2001
                                                     -------------------------------------------------
                                                      OTHERS (NET
                                                          OF           RECONCILING
                                                     ELIMINATIONS)        ITEMS          ENTITY TOTAL
                                                     -------------    --------------    --------------
Revenues .........................................   Rs. 1,328,915    Rs.         --    Rs. 30,813,668
Exchange rate fluctuations .......................              --           (79,904)               --
                                                     -------------    --------------    --------------
    Total revenues ...............................       1,328,915           (79,904)       30,813,668
Cost of revenues .................................        (876,320)          (85,459)      (18,849,369)
Selling, general and administrative expenses .....        (161,484)         (168,036)       (4,835,095)
Amortization of goodwill .........................              --           (44,389)          (45,389)
Exchange rate fluctuations .......................              --            86,399            86,399
Gain on sale of property and equipment ...........              --           108,344           154,457
                                                     -------------    --------------    --------------
    Operating income of segment ..................   Rs.   291,111    Rs.   (183,045)   Rs.  7,324,671
                                                     =============    ==============    ==============

Total assets of segment ..........................   Rs. 1,668,108    Rs. 10,124,767    Rs. 26,161,715
Capital employed .................................       1,271,686         8,551,974        19,521,184
Return on capital employed .......................              --                --                --
Accounts receivable ..............................         591,255                --         5,878,285
Depreciation .....................................          50,169            74,752           991,262



                                                            NINE MONTHS ENDED DECEMBER 31, 2000
                                                     -------------------------------------------------
                                                                        INDIA AND
                                                       GLOBAL IT        ASIAPAC IT        CONSUMER
                                                      SERVICES AND     SERVICES AND       CARE AND
                                                        PRODUCTS         PRODUCTS         LIGHTING
                                                     --------------    -------------    -------------
Revenues .........................................   Rs. 12,531,400    Rs. 5,907,518    Rs. 2,362,409
Exchange rate Fluctuations .......................          136,330                                --
                                                     --------------    -------------    -------------
Total revenues ...................................       12,667,730        5,907,518        2,362,409
Cost of revenues .................................       (6,652,050)      (4,473,898)      (1,679,467)
Selling, general and administrative expenses .....       (1,860,763)        (983,781)        (417,372)
Goodwill amortized ...............................               --               --               --
Exchange rate fluctuations .......................               --               --               --
Gain on sale of property and equipment ...........               --               --               --
                                                     --------------    -------------    -------------
Operating income of segment ......................   Rs.  4,154,917    Rs.   449,839    Rs.   265,570
                                                     ==============    =============    =============
Total assets of segment ..........................   Rs.  8,014,852    Rs. 2,702,050    Rs. 1,275,627
Capital employed .................................        6,460,639          576,462          810,867
Return on capital employed .......................               86%             104%              44%
Accounts receivable ..............................        3,342,190          985,741          168,749
Depreciation .....................................          510,119           63,679           21,664

                                                          NINE MONTHS ENDED DECEMBER 31, 2000
                                                     ------------------------------------------------
                                                     OTHERS (NET OF    RECONCILING
                                                     ELIMINATIONS)        ITEMS         ENTITY TOTAL
                                                     -------------    -------------    --------------
Revenues .........................................   Rs.   814,328    Rs.        --    Rs. 21,615,655
Exchange rate Fluctuations .......................              --         (136,330)               --
                                                     -------------    -------------    --------------
Total revenues ...................................         814,328         (136,330)       21,615,655
Cost of revenues .................................        (557,030)              --       (13,362,445)
Selling, general and administrative expenses .....        (182,405)         (58,548)       (3,502,869)
Goodwill amortized ...............................              --           (1,500)           (1,500)
Exchange rate fluctuations .......................         (25,642)         136,330           110,688
Gain on sale of property and equipment ...........          41,034               --            41,034
                                                     -------------    -------------    --------------
Operating income of segment ......................   Rs.    90,285    Rs.   (60,048)   Rs.  4,900,563
                                                     =============    =============    ==============
Total assets of segment ..........................   Rs. 1,741,576    Rs. 9,532,407    Rs. 23,266,512
Capital employed .................................       1,299,326        8,946,946        18,094,240
Return on capital employed .......................              --               --                --
Accounts receivable ..............................         471,897               --         4,968,577
Depreciation .....................................          32,354           59,024           686,840

                                                         NINE MONTHS ENDED DECEMBER 31, 2001
                                                   -------------------------------------------------
                                                                      INDIA AND
                                                     GLOBAL IT        ASIAPAC IT        CONSUMER
                                                    SERVICES AND     SERVICES AND       CARE AND
                                                      PRODUCTS         PRODUCTS         LIGHTING
                                                   --------------    -------------    -------------
Revenues ......................................... Rs. 16,813,647    Rs. 4,583,526    Rs. 2,205,532
Exchange rate fluctuations .......................        204,118            1,506               --
                                                   --------------    -------------    -------------
    Total revenues ...............................     17,017,765        4,585,032        2,205,532
Cost of revenues .................................     (9,351,632)      (3,277,994)      (1,551,000)
Selling, general and administrative expenses .....     (1,750,214)        (996,860)        (355,733)
Research and Development expenses ................       (109,207)              --               --
Amortization of goodwill .........................             --           (1,500)              --
Exchange rate fluctuations .......................             --               --               --
Gain on sale of property and equipment ...........             --               --            1,985
                                                   --------------    -------------    -------------
    Operating income of segment .................. Rs.  5,806,712    Rs.   308,678    Rs.   300,784
                                                   ==============    =============    =============

Total assets of segment ..........................      9,807,589        2,889,848        1,054,505
Capital employed .................................      7,202,212          792,923          665,455
Return on capital employed .......................            107%              52%              60%
Accounts receivable ..............................      3,345,056        1,127,893          145,241
Depreciation .....................................        728,783          101,411           13,187

                                                         NINE MONTHS ENDED DECEMBER 31, 2001
                                                   -----------------------------------------------
                                                   OTHERS (NET OF   RECONCILING
                                                   ELIMINATIONS)       ITEMS         ENTITY TOTAL
                                                   -------------    ------------    --------------
Revenues ......................................... Rs. 1,211,171             --     Rs. 24,813,876
Exchange rate fluctuations .......................            --        (205,624)               --
                                                   -------------    ------------    --------------
    Total revenues ...............................     1,211,171        (205,624)       24,813,876
Cost of revenues .................................    (1,004,153)             --       (15,184,779)
Selling, general and administrative expenses .....      (270,625)        (96,776)       (3,470,208)
Research and Development expenses ................            --                          (109,207)
Amortization of goodwill .........................            --        (128,673)         (130,173)
Exchange rate fluctuations .......................            --         172,692           172,692
Gain on sale of property and equipment ...........            --          14,735            16,720
                                                   -------------    ------------    --------------
    Operating income of segment .................. Rs.   (63,607)   Rs. (243,646)   Rs.  6,108,921
                                                   =============    ============    ==============

Total assets of segment ..........................     1,599,630      15,968,551        31,320,123
Capital employed .................................     1,168,668      15,840,857        25,670,115
Return on capital employed .......................            --              --                --
Accounts receivable ..............................       496,158              --         5,114,348
Depreciation .....................................       126,637          62,261         1,032,279

       The Company has three geographic segments: India, the United States, and Rest of the world. Revenues from the geographic segments based on domicile of the customer is as follows:


                                        NINE MONTHS ENDED DECEMBER 31,            YEAR ENDED MARCH 31,
                                       ---------------------------------    --------------------------------
                                            2000                2001             2000              2001
                                       --------------     --------------    --------------    --------------
                                                  (UNAUDITED)
India..........................        Rs.  8,958,172     Rs.  7,757,270    Rs. 12,244,102    Rs. 12,490,640
United States..................             8,083,793          9,385,923         6,522,166        11,430,738
Rest of the world..............             4,573,690          7,670,683         4,060,806         6,892,290
                                       --------------     --------------    --------------    --------------
                                       Rs. 21,615,655     Rs. 24,813,876    Rs. 22,827,074    Rs. 30,813,668
                                       ==============     ==============    ==============    ==============

30.    FAIR VALUE OF FINANCIAL INSTRUMENTS

       The fair values of the Company's current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

       Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate", "believe", "estimate", "intend", "will" and "expect" and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in the prospectus filed with the Securities and Exchange Commission, as well as the factors included in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

       We are a leading India based provider of IT services globally. We provide high-end IT solutions to leading companies worldwide and have other profitable businesses in niche markets in India. Our objective is to be a world leader in providing comprehensive IT services by continuing to provide world-class quality services and building on the Wipro brand name. We have three primary business segments we operate through independent divisions.

       - Global IT Services and Products. We provide research and development services for hardware and software design to technology and telecommunication companies, software application development and system integration services to corporate enterprises. In large system integration projects, we also supply the hardware and software products. These services are marketed and delivered through our Wipro Technologies division.

       - India and AsiaPac IT Services and Products. We are a leader in the Indian IT market and focus primarily on meeting all the IT and e-commerce requirements of companies in India and the AsiaPacific region through our Wipro Infotech division.

       - Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. We have been in the consumer care business since our inception in 1945 and the lighting business since 1992.

       We evaluate our revenue for each business segment by including the impact of exchange rate fluctuations. A breakdown of our revenue and operating income is provided below:

                                                        THREE MONTHS ENDED      NINE MONTHS ENDED     YEAR ENDED
                                                            DECEMBER 31,           DECEMBER 31,        MARCH 31,
                                                        ------------------      ------------------    ----------
                                                          2000       2001        2000        2001        2001
                                                        --------   -------      ------      ------    ----------
REVENUE:

    Global IT Services and Products ................        63%        70%         58%         68%         58%
    India and AsiaPac IT Services and Products .....        22         17          27          18          28
    Consumer Care and Lighting .....................        11          9          11           9          10
    Others .........................................         4          4           4           5           4
                                                          ----       ----        ----        ----        ----
                                                           100%       100%        100%        100%        100%
OPERATING INCOME:

    Global IT Services and Products ................        80%        97%         85%         95%         82%
    India and AsiaPac IT Services and Products .....         9          5           9           5          10
    Consumer Care and Lighting .....................         6          5           5           5           6
    Others .........................................         2         (2)          2          (1)          4
    Reconciling items ..............................         3         (5)         (1)         (4)         (2)
                                                          ----       ----        ----        ----        ----
                                                           100%       100%        100%        100%        100%
                                                          ----       ----        ----        ----        ----

       The Others category in the table above includes our other lines of business such as Wipro Net and Wipro Fluid Power. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.


                                                                   GLOBAL IT SERVICES AND PRODUCTS
                                                     -------------------------------------------------------------
                                                       THREE MONTHS ENDED        NINE MONTHS ENDED
                                                          DECEMBER 31,              DECEMBER 31,        YEAR ENDED
                                                     ----------------------   -----------------------    MARCH 31,
                                                        2000         2001        2000         2001         2001
                                                     ---------    ---------   ----------   ----------   ----------
                                                                            (IN MILLIONS)
Revenue
  Services .......................................   Rs. 4,854    Rs. 5,592   Rs. 12,668   Rs. 16,118   Rs. 17,797
  Products .......................................          --          493           --          900           --
   Total .........................................       4,854        6,085       12,668       17,018       17,797
Cost of Revenue
  Services .......................................       2,491        2,956        6,652        8,526        9,205
  Products .......................................          --          468           --          826           --
   Total .........................................       2,491        3,424        6,652        9,352        9,205
Selling, general and administrative expenses .....         726          565        1,861        1,750        2,574
Research and Development expenses ................          --           42           --          109           --
Operating Income .................................       1,637        2,054        4,155        5,807        6,018
Revenue growth rate over prior period ............          80%          25%          71%          34%          70%
Operating margin .................................          34%          34%          33%          34%          34%

       Global IT Services and Products revenue from services is derived from technology and software services provided on either a time and materials or fixed-price, fixed-time frame basis. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from services provided on a time and materials basis is recognized in the period that services are provided and costs incurred. Revenue from fixed-price, fixed-time frame projects is recognized on a percentage of completion basis. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. To date, a substantial majority of our services revenue has been derived from time and materials projects. For the three months ended December 31, 2001, time and materials projects generated 67% of Global IT Services and Products revenue, while fixed-price, fixed-time frame projects generated 33%. The proportion of revenue from fixed price, fixed-time frame projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation. Global IT Services and Products revenue from products is derived from the sale of third-party hardware and software products.

       The Global IT Services and Products cost of revenues for services consists primarily of compensation expenses for all of our IT professionals, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling, general and administrative expenses consist primarily of sales and marketing expenses and allocated corporate overhead expenses associated with management, human resources, corporate marketing, information management systems, quality assurance and finance. The Global IT Services and Products cost of revenues for products consists of the cost for products procured from third party manufacturers.

       The services component of our Global IT Services and Products revenues and profits for any period are significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. Services performed in India generally yield better profit margins because the higher costs of performing overseas work more than offset the higher rates we charge. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of December 31, 2001, 79% of the Services components of our Global IT Services and Products professionals were located in India. For the nine months ended December 31, 2001, 48% of the services component of our Global IT Services and products revenues were generated from work performed at our facilities in India.

       Our business segment revenue includes the impact of exchange rate fluctuations. Excluding this impact, net revenue would have been Rs. 4,777 million, Rs. 6,052 million, Rs. 12,531 million, Rs. 16,814 million and
Rs. 17,670 million for the three months ended December 31, 2000, and 2001, the nine months ended December 31, 2000, and 2001, and the fiscal year ended March 31, 2001, respectively.

                                                                  INDIA AND ASIAPAC IT SERVICES AND PRODUCTS
                                                       --------------------------------------------------------------
                                                        THREE MONTHS ENDED         NINE MONTHS ENDED
                                                            DECEMBER 31,              DECEMBER 31,          YEAR ENDED
                                                       ---------------------     ----------------------      MARCH 31,
                                                        2000           2001         2000         2001          2001
                                                       -------       -------     ---------    ---------     ---------
                                                                                (IN MILLIONS)
Revenue
    IT Services ..................................     Rs. 377       Rs. 401     Rs. 1,322    Rs. 1,380     Rs. 1,879
    IT Products ..................................       1,333         1,096         4,585        3,205         6,745
       Total .....................................       1,710         1,497         5,907        4,585         8,624
Cost of Revenue
    IT Services ..................................         203           153           691          670         1,011
    IT Products ..................................       1,011           900         3,783        2,608         5,457
       Total .....................................       1,214         1,053         4,474        3,278         6,468
Selling, general and administrative expenses .....         307           333           984          997         1,392
Amortization of goodwill .........................          --            --            --            2             1
Operating income .................................         189           111           449          308           763
Revenue growth rate over prior period ............         (19%)         (12%)           6%         (22%)           7%
Operating margin .................................          11%            7%            8%           7%            9%

       Our India and AsiaPac IT services revenue is derived principally from hardware and software support, maintenance and consulting services. Our India and AsiaPac IT products revenues is primarily from sale of computers, networking equipment and related hardware products. Our business segment revenue includes the impact of exchange rate fluctuations. We recognize revenue from these services over the contract period or when the services are accepted by the client, depending on the contract terms. For India and AsiaPac IT products we recognize revenues on dispatch. Effective January 1, 2001, we adopted the provisions of Staff Accounting Bulletin No. 101 (SAB 101) issued by the Securities and Exchange Commission which provides guidelines in applying generally accepted accounting principles to selected revenue recognition issues. Revenue continues to be recognized on dispatch, however where the customer is not obligated to pay a portion of the contract price until completion of installation, revenue is recognized only on completion of installation. Financial information for the three months and nine months ended December 31, 2000, has been restated by applying the newly adopted accounting principle.

       On July 27, 2000, at our Annual General Meeting, our shareholders approved the sale of our peripherals business unit. Our peripherals business unit is engaged in the manufacture of printers and the distribution of printers, storage devices, consumables and other peripherals. Effective as of September 1, 2000, all assets and liabilities of our peripherals division were transferred to a new entity, Wipro ePeripherals Limited, for a 38.7% interest of Rs. 54.60 million in the new entity, 12.5% non-convertible debentures redeemable in 2005 in the amount of Rs. 60 million and Rs. 156.30 million in cash.

       The cost of revenue for India and AsiaPac IT services consists primarily of compensation expense and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for India and AsiaPac IT products consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We generally recognize these costs at the time of sale. Selling, general and administrative expenses for our India and AsiaPac IT Services and Products business segment are similar in type to those for our Global IT Services and Products business segment.

       Historically, our India and AsiaPac IT products revenue has accounted for a substantial majority of revenue and a much smaller portion of operating income of our India and AsiaPac IT Services and Products business segment. Our strategy in the IT market in India and AsiaPacific region is to improve our profitability by focusing on IT services, including systems integration, support services, software and networking solutions, and Internet and e-commerce applications.

       Our business segment revenue includes the impact of exchange rate fluctuations. Excluding this impact, net revenue would have been Rs. 1,710 million, Rs. 1,491 million, Rs. 5,908 million, Rs. 4,584 million and Rs. 8,671 million for the three months ended December 31, 2000, and 2001, the nine months ended December 31, 2000 and 2001 and the year ended March 31, 2001, respectively.

                                                                        CONSUMER CARE AND LIGHTING
                                                       ---------------------------------------------------------------
                                                        THREE MONTHS ENDED          NINE MONTHS ENDED       YEAR ENDED
                                                            DECEMBER 31,               DECEMBER 31,          MARCH 31,
                                                       ---------------------     -----------------------    ----------
                                                         2000          2001         2000          2001         2001
                                                       -------       -------     ---------     ---------    ----------
                                                                               (IN MILLIONS)
Revenue ..........................................     Rs. 837       Rs. 738     Rs. 2,362     Rs. 2,206     Rs. 3,144
Cost of Revenue ..................................         580           516         1,679         1,551         2,215
Selling, general and administrative expenses .....         148           122           417           356           539
Gain/(loss) on sale of property ..................          --            --            --             2            46
Operating income .................................         109           100           266           301           436
Revenue growth rate over prior period ............          (2%)         (12%)          (1%)          (7%)          (2%)
Operating margin .................................          13%           14%           11%           14%           14%

       We have been in the consumer care business since 1945 and the lighting business since 1992. The consumer care business has historically generated surplus cash. Our strategy is to maintain a steady growth in operating income for these businesses. Revenue in this segment may fluctuate as commodity prices change and as we emphasize profitability and cash generation over volume sales.

       We recognize revenue from product sales at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as overheads for facilities. Selling, general and administrative expenses are similar in type to those for our other business segments.

AMORTIZATION OF DEFERRED STOCK COMPENSATION

       We have amortized deferred stock compensation expenses of Rs. 19 million, Rs. 20 million, Rs. 65 million, Rs. 59 million, and Rs. 87 million for the three months ended December 31 2000 and 2001, the nine months ended December 31, 2000, and 2001, and the year ended March 31, 2001, respectively, in connection with equity shares issued to our employees pursuant to our Wipro Equity Reward Trust. We use the intrinsic value based method of APB Opinion No. 25 and record deferred stock compensation expense for the difference between the sale price of equity shares and the fair value as determined by quoted market prices of our equity shares on the date of grant. The deferred stock compensation is amortized on an straight-line basis over the five year vesting period of the equity shares.

       The stock compensation charge has been allocated to cost of revenues and selling, general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit. The amortization is:

                                                      THREE MONTHS ENDED     NINE MONTHS ENDED   YEAR ENDED
                                                          DECEMBER 31,          DECEMBER 31,      MARCH 31,
                                                       -----------------     -----------------   ----------
                                                        2000       2001       2000       2001       2001
                                                       ------     ------     ------     ------     ------
                                                                         (IN MILLIONS)
Cost of revenues .................................     Rs.  7     Rs.  8     Rs. 23     Rs. 22     Rs. 32
Selling, general and administrative expenses .....         12         12         42         37         55
                                                       ------     ------     ------     ------     ------
    Total ........................................     Rs. 19     Rs. 20     Rs. 65     Rs. 59     Rs. 87
                                                       ------     ------     ------     ------     ------

AMORTIZATION OF GOODWILL

       In the year ended March 31, 1999, we acquired the minority interest in Wipro Computers Ltd., our subsidiary, held by Acer group. This acquisition resulted in a goodwill of Rs. 11 million. In December 2000, we acquired the 45% minority interest held by KPN Telecom in Wipro Net, our subsidiary. This acquisition resulted in a goodwill of Rs. 868 million. Goodwill is amortized over a period of 5 years.

OTHER INCOME/(EXPENSE) - (NET)

       Our other income includes interest income on short term investments net of interest expense on short term and long-term debt.

EQUITY IN EARNINGS OF AFFILIATES

       Wipro GE Medical Systems Ltd. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Limited, a joint venture with General Electric.

       Wipro ePeripherals Ltd. (WeP). On September 1, 2000, we spun off our peripherals services division into a new legal entity Wipro ePeripherals Ltd., or WeP. WeP has equity participation from certain strategic investors and employees. Our share in income of WeP is accrued in proportion to our equity interest of 38.7%.

       Wipro Net Ltd. As of March 31, 1999, we held 100% equity interest in Wipro Net. In December 1999, we decreased our interest in Wipro Net Ltd. from 100% to 55%. Historically, the results of operations of Wipro Net Ltd. have not been material in relation to our consolidated financial statements. Consequently, the decrease in our interest in Wipro Net Ltd. did not significantly impact our revenues and operating income.

       In December 2000, we acquired 45% minority interest in Wipro Net for Rs 1,087 million resulting in a goodwill of Rs. 868 million. Subsequent to the acquisition, the financial statements have been consolidated with Wipro. Wipro's equity in the loss of Wipro Net prior to the acquisition of minority interest amounting to Rs. 136 million for the fiscal year ended March 31, 2001 is reported by the equity method.

       On May 17, 2001, the Boards of Directors of Wipro and Wipro Net decided to legally reorganize the operations of Wipro Net by merging Wipro Net with Wipro. Subsequent to the merger, Wipro Net will cease to be a separate legal entity. This legal reorganization is subject to regulatory approvals from the High Court of Karnataka, India.

       NetKracker. In December 2000, subsequent to the acquisition of the minority interest in Wipro Net, the retail internet business division of Wipro Net comprising property and other assets and employees was transferred to NetKracker, a newly established entity, in exchange for 49% of the equity and certain convertible preference shares of the new entity. The assets were transferred at their carrying values of Rs. 73 million in exchange for equity of Rs. 19 million and convertible preference shares of Rs. 54 million. Simultaneously, a strategic investor invested Rs. 300 million in NetKracker, for a 51% equity interest.

INCOME TAXES

       Our net income earned from providing services in client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

       Currently, we benefit from tax holidays the Government of India gives to the export of information technology services from specially designated "Software Technology Parks" in India. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday, subject to the tax incentives not being available beyond fiscal 2009, from payment of Indian corporate income taxes for the operation of our Indian facilities, all of which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones" and an income tax deduction of 100% for profits derived from exporting information technology services. We can use either of these two tax incentives. Additionally, profits from certain other undertakings are also eligible for preferential tax treatment. As a result of these tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the nine months ended December 31, 2000, and 2001 and the year ended March 31, 2001, we realized tax benefits of Rs. 1,600 million, Rs. 2,116 million and Rs. 2,389 million, respectively, from such tax incentives.

       The Finance Act, 2000 phases out the 10-year tax holiday over a ten year period from fiscal 1999-2000 to fiscal 2008-2009. Accordingly, facilities set up on or before March 31, 2000, have a 10-year tax holiday, new facilities set up on or before March 31, 2001, would have a 9-year tax holiday and so forth until March 31, 2009, after which the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009.

       In addition, the Finance Act, 2000 restricts the scope of the tax exemption to export income earned by software development centers that are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones" as compared to the earlier exemption which was available to the business profits earned by them. Under the Finance Act, 2000, the tax deduction will be phased out over a five-year period, by decreasing the tax deduction by 20% each year commencing from fiscal 2002 for companies opting for the 100% tax deduction for profits derived from exporting information technology services.

RESULTS OF OPERATIONS

       THREE MONTHS ENDED DECEMBER 31, 2000 AND 2001

       Revenue. Our total revenue increased 14%, from Rs. 7,604 million for the three months ended December 31, 2000, to Rs. 8,681 million for the three months ended December 31, 2001. The total increase in revenue was attributable to an increase of 27% in revenue from Global IT Services and Products, decreases of 13% and 12% in revenue of India and AsiaPac IT Services and Products and Consumer Care and Lighting, respectively, and an increase of 43% in revenue from Others.

      Global IT Services and Products revenue from services increased 16% from Rs. 4,777 million for the three months ended December 31, 2000, to Rs. 5,559 million for the three months ended December 31, 2001. The increase resulted from the growth in the number of clients and the number and size of projects performed for our clients. The total number of clients who accounted for over $1 million in revenue for the period increased from 67 during the three months ended December 31, 2000, to 85 during the three months ended December 31, 2001. The total number of clients who accounted for over $5 million in revenue for the year increased from 19 during the three months ended December 31, 2000, to 21 during the three months ended December 31, 2001. Over 27 new clients were added during the three months ended December 31, 2001. New clients added in the nine months ended December 31, 2001 accounted for 24% of the services components of our Global IT Services and Products revenues for the three months ended December 31, 2001. In the three months period ended December 31, 2001 Global IT Services and Products recognized revenues of Rs. 493 million from the sale of third-party hardware and software products. There were no product revenues in the corresponding period of the previous year. Global IT Services and Products revenue increased 27% from Rs. 4,777 million for the three months ended December 31, 2000, to Rs. 6,052 million for the three months ended December 31, 2001.

       India and AsiaPac IT Services and Products revenue decreased 13%, from Rs. 1,710 million for the three months ended December 31, 2000, to Rs. 1,491 million for the three months ended December 31, 2001. Revenue from services increased 6% from Rs. 377 million for the three months ended December 31, 2000, to Rs. 401 million for the three months ended December 31, 2001, while revenue from products decreased 18% from Rs. 1,333 million for the three months ended December 31, 2000, to Rs. 1,089 million for the three months ended December 31, 2001. The decrease in revenue from Products was primarily due to a 28% decline in revenues from manufactured products and a 13% decline in revenues from traded products.

       Consumer Care and Lighting revenue decreased 12%, from Rs. 837 million for the three months ended December 31, 2000, to Rs. 738 million for the three months ended December 31, 2001. This decrease was primarily attributable to a decline in revenues from soap products.

       Revenue from Others increased 43%, from Rs. 279 million for the three months ended December 31, 2000, to Rs. 400 million for the three months ended December 31, 2001. This increase was primarily attributable to the acquisition in December 2000 of the minority interest in Wipro Net held by KPN Telecom, after which Wipro Net has been included in Others. Excluding revenues of Wipro Net for the three months ended December 31, 2001, revenue from Others increased by 13%.

       Cost of revenue. As a percentage of total revenue, cost of revenue increased from 58% for the three months ended December 31, 2000, to 62% for the three months ended December 31, 2001. The increase was primarily attributable to cost of revenues of products of Global IT Services and Products. There was no product revenue in the corresponding period of the previous year.

       As a percentage of Global IT Services revenue, cost of Global IT Services revenue increased marginally from 52% for the three months ended December 31, 2000, to 53% for the three months ended December 31, 2001. This increase is attributable to a 4% decline in IT professional utilization rates from 71% in the three months ended December 31, 2000, to 67% in the three months ended December 31, 2001 which was partially offset by a 16% increase in our offshore rates and a 15% increase in our onsite rates during the three months ended December 31, 2001.

       As a percentage of India and AsiaPac IT Services and Products revenue, cost of India and AsiaPac IT Services and Products revenue remained at 71% for the three months ended December 31, 2001 as compared to three months ended December 31, 2000.

       As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue increased marginally from 69% for the three months ended December 31, 2000 to 70% for the three months ended December 31, 2001. This is primarily due to the lower margins we realized on soaps which was partially offset by our improved operating efficiencies.

       As a percentage of revenues, cost of revenues from Others increased from 56% for the three months ended December 31, 2000, to 88% for the three months ended December 31, 2001. This increase was attributable to the acquisition in December 2000, of the minority interest in Wipro Net held by KPN Telecom, after which Wipro Net is included in Others. Cost of revenues of Wipro Net for the three months ended December 31, 2001 was Rs. 105 million.

       Selling, general and administrative expenses. Selling, general and administrative expenses decreased 9%, from Rs. 1,239 million for the three months ended December 31, 2000, to Rs. 1,130 million for the three months ended December 31, 2001. The total decrease in selling, general and administrative expenses of Rs. 109 million was attributable to decreased expenses of Rs. 161 million in Global IT Services and Products and increased expenses of Rs. 26 million in India and AsiaPac IT Services and Products and decreased expenses of Rs. 27 million for Consumer Care and Lighting and an increase of Rs. 56 million in Others.

       Selling, general and administrative expenses for Global IT Services and Products decreased 22% from Rs. 726 million for the three months ended December 31, 2000, to Rs. 565 million for the three months ended December 31, 2001. The decrease was primarily due to cost containment initiatives pursued in fiscal 2002, lower advertisement expenditures and lower sales commission expenditures.

       Selling, general and administrative expenses for India and AsiaPac IT Services and Products increased 8% from Rs. 307 million for the three months ended December 31, 2000, to Rs. 333 million for the three months ended December 31, 2001. This increase is primarily due to higher depreciation expenditures and an increase in provision for doubtful receivables.

       Selling, general and administrative expenses for Consumer Care and Lighting decreased 18%, from Rs. 148 million for the three months ended December 31, 2000, to Rs. 122 million for the three months ended December 31, 2001. Most of the decrease resulted from lower sales promotion expenses.

       Selling, general and administrative expenses for Others increased 102% from Rs. 55 million for the three months ended December 31, 2000, to Rs. 111 million for the three months ended December 31, 2001. This increase was attributable to the acquisition in December 2000, of the minority interest in Wipro Net held by KPN Telecom, after which Wipro Net is included in Others. Excluding Wipro Net, Selling General and administrative expenses of others increased by 58%.

       OPERATING INCOME

       As a result of the foregoing factors, operating income increased 5% from Rs. 2,036 million for the three months ended December 31, 2000, to Rs. 2,128 million for the three months ended December 31, 2001.

       Other Income (net). Other income (net) increased to Rs. 233 million for the three months ended December 31, 2001, from Rs. 95 million for the three months ended December 31, 2000. The proceeds from our ADR offering and our other cash surpluses have been invested in money market instruments. The increase in Other income is primarily due to interest income received on these short-term investments.

       Income taxes. Provision for income taxes decreased 33% from Rs. 304 million for the three months ended December 31, 2000, to Rs. 203 million for the three months ended December 31, 2001. Our effective tax rate was reduced to 9% for the three months ended December 31, 2001, from 14% for the three months ended December 31, 2000. The reduction in the effective tax rate was primarily due to a reduction in enacted tax rates, an increase in the proportion of revenues from Global IT Services and Products and a higher proportion of revenues of Global IT Services and Products generated in jurisdictions having lower tax rates. A significant portion of revenues from Global IT Services and Products is not currently taxed in India.

       Income from continuing operations. As a result of the forgoing factors income from continuing operations increased 22% from Rs. 1,845 million for the three months ended December 31, 2000, to Rs. 2,243 million for the three months ended December 31, 2001.

       NINE MONTHS ENDED DECEMBER 31, 2000 AND 2001

       Revenue. Our total revenue increased 15%, from Rs. 21,616 million for the nine months ended December 31, 2000, to Rs. 24,814 million for the nine months ended December 31, 2001. We sold our Peripherals Services Division as a separate legal entity effective September 1, 2000. Excluding revenues of the Peripherals Services Division for the nine months ended December 31, 2000, revenues increased by 19%. The total increase in revenue of 15% was attributable to an increase of 34% in revenue from Global IT Services and Products, decreases of 22% and 7% in revenue of India and AsiaPac IT Services and Products and Consumer Care and Lighting, respectively, and an increase of 49% in revenue from Others.

       In Global IT Services and Products revenue from services increased 27% from Rs. 12,531 million for the nine months ended December 31, 2000, to Rs. 15,914 million for the nine months ended December 31, 2001. The increase resulted from the growth in the number of clients and the number and size of projects performed for our clients. The total number of clients who accounted for over $1 million in revenue for the period increased from 63 during the nine months ended December 31, 2000, to 79 during the nine months ended December 31, 2001. The total number of clients who accounted for over $5 million in revenue for the nine months increased from 15 during the nine months ended December 31, 2000, to 24 during the nine months ended December 31, 2001. Over 78 new clients were added during the nine months ended December 31, 2001, accounting for 14% of our Global IT Services and Products revenues for the nine months ended December 31, 2001. In the nine month period ended December 31, 2001, Global IT Services and Products recognized revenues of Rs. 900 million from the sale of third-party hardware and software products. There were no product revenues in the corresponding period of the previous year. Global IT Services and Products revenues increased 34% from Rs. 12,531 million for the nine months ended December 31, 2000, to Rs. 16,814 million for the nine months ended December 31, 2001.

       India and Asia Pac IT Services and Products revenue decreased 22%, from Rs. 5,908 million for the nine months ended December 31, 2000, to Rs. 4,584 million for the nine months ended December 31, 2001. Revenue from services increased 4% from Rs. 1,322 million for the nine months ended December 31, 2000, to Rs. 1,380 million for the nine months ended December 31, 2001, while revenue from products decreased 30% from Rs. 4,585 million for the nine months ended December 31, 2000, to Rs. 3,203 million for the nine months ended December 31, 2001. We sold our Peripherals Services Division as a separate legal entity effective September 1, 2000. Excluding revenues of the Peripherals Services Division for the nine months ended December 31, 2000, product revenues decreased by 18%. The decrease in revenue from products was primarily due to a 6% decline in revenues from manufactured products and a 24% decrease in revenues from traded products.

       Consumer Care and Lighting revenue decreased 7%, from Rs. 2,362 million for the nine months ended December 31, 2000, to Rs. 2,206 million for the nine months ended December 31, 2001. This decrease was primarily attributable to a decline in revenues realized from our soap products.

       Revenue from Others increased 49%, from Rs. 814 million for the nine months ended December 31, 2000, to Rs. 1,211 million for the nine months ended December 31, 2001. This increase was primarily attributable to the acquisition in December 2000 of the minority interest in Wipro Net held by KPN Telecom, after which Wipro Net is included in Others. Excluding revenues of Wipro Net for the nine months ended December 31, 2001, there was no growth in revenue from Others.

       Cost of revenue. As a percentage of total revenue, cost of revenue decreased from 62% for the nine months ended December 31, 2000, to 61% for the nine months ended December 31, 2001. This decrease was primarily attributable to an increase in the proportion of Global IT Services revenue which accounted for 58% of total revenues for the nine months ended December 31, 2000, and rose to 68% of total revenues for the nine months ended December 31, 2001. Our Global IT Services business segment typically has a higher gross margin than our other lines of business.

       As a percentage of Global IT Services revenue, cost of Global IT Services revenue has increased from 53% for the nine months ended December 31, 2000 to 54% for the nine months ended December 31, 2001. This increase is attributable to a 7% decline in IT professional utilization rates from 67% in the nine months ended December 31, 2000, to 60% in the nine months ended December 31, 2001, which was partially offset by a 15% increase in our offshore rates and an 19% increase in our onsite rates during the nine months ended December 31, 2001, over our rates during the nine months ended December 31, 2000.

       As a percentage of India and AsiaPac IT Services and Products revenue, cost of India and AsiaPac IT Services and Products revenue decreased from 76% for the nine months ended December 31, 2000, to 72% for the nine months ended December 31, 2001. Our Peripherals Services Division was spun off as a separate legal entity effective September 1, 2000. Our Peripherals Services Division historically had a higher composition of product revenues and consequently higher cost of revenues. The decrease was also due to an increased proportion of services revenue to total revenues which was up from 22% for the nine months ended December 31, 2000, to 30% for the nine months ended December 31, 2001.

       As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue decreased marginally from 71% for the nine months ended December 31, 2000, to 70% for the nine months ended December 31, 2001. Most of the decrease as a percentage of revenues resulted from an improvement in operating efficiencies which was partially offset by lower margins earned on soaps.

       As a percentage of revenues, cost of revenues from Others increased from 68% for the nine months ended December 31, 2000, to 83% for the nine months ended December 31, 2001. This increase was attributable to the acquisition in December 2000, of the minority interest in Wipro Net held by KPN Telecom, after which Wipro Net is included in Others. Cost of revenues of Wipro Net for the nine months ended December 31, 2001 was Rs. 383 million.

       Selling, general and administrative expenses. Selling, general and administrative expenses decreased 1% from Rs. 3,503 million for the nine months ended December 31, 2000, to Rs. 3,470 million for the nine months ended December 31, 2001. The total decrease in selling, general and administrative expenses of Rs. 33 million was attributable to decreased expenses of Rs. 111 million in Global IT Services and Products and increased expenses of Rs. 11 million in India and AsiaPac IT Services and Products, decreased expenses of Rs. 62 million in Consumer Care and Lighting and an increase of Rs. 126 million in Others.

       Selling, general and administrative expenses for Global IT Services and Products decreased 6% from Rs. 1,861 million for the nine months ended December 31, 2000, to Rs. 1,750 million for the nine months ended December 31, 2001. The decrease primarily was due to cost containment initiatives pursued in fiscal 2002, lower advertisement expenditures and lower sales commission expenditures.

       Selling, general and administrative expenses for India and AsiaPac IT Services and Products increased 1% from Rs. 984 million for the nine months ended December 31, 2000, to Rs. 997 million for the nine months ended December 31, 2001.

       Selling, general and administrative expenses for Consumer Care and Lighting decreased 15%, from Rs. 418 million for the nine months ended December 31, 2000, to Rs. 356 million for the nine months ended December 31, 2001. Most of the decrease resulted from lower sales promotion expenses.

       Selling, general and administrative expenses for Others increased 52% from Rs. 241 million for the nine months ended December 31, 2000, to Rs. 367 million for the nine months ended December 31, 2001. This increase was attributable to the acquisition in December 2000, of the minority interest in Wipro Net held by KPN Telecom, after which Wipro Net is included in Others. Excluding Wipro Net, Selling, general and administrative expenses of Others increased by 7%.

       OPERATING INCOME

       As a result of the foregoing factors, operating income increased 25% from Rs. 4,901 million for the nine months ended December 31, 2000, to Rs. 6,109 million for the nine months ended December 31, 2001.

       Other Income (net). Other income (net) increased to Rs. 666 million for the nine months ended December 31, 2001, from Rs. 85 million for the nine months ended December 31, 2000. The proceeds from our ADR offering and our other cash surpluses have been invested in money market instruments. The increase in Other income is primarily due to interest income received on these short-term investments.

       Income taxes. Provision for income taxes increased 5% from Rs. 639 million for the nine months ended December 31, 2000, to Rs. 674 million for the nine months ended December 31, 2001. Our effective tax rate was reduced to 10% for the nine months ended December 31, 2001, from 13% for the nine months ended December 31, 2000. The reduction in the effective tax rate was primarily due to a reduction in enacted tax rates, an increase in the proportion of revenues from Global IT Services and Products and a higher proportion of Global IT Services and Products revenues generated in jurisdictions having lower tax rates. A significant portion of revenues from Global IT Services and Products is currently exempt from tax in India.

       Income from continuing operations. As a result of the foregoing factors, income from continuing operations increased 43% from Rs. 4,374 million for the nine months ended December 31, 2000, to Rs. 6,240 million for the nine months ended December 31, 2001.

       TREND INFORMATION

       Our Global IT Services and Products business segment is subject to fluctuations primarily resulting from factors such as the effect of seasonal hiring which occurs in the quarter ended September 30 and the time required to train and productively utilize new employees, the proportion of services we perform at client sites, exchange rate fluctuations and the size, timing and profitability of new projects.

       Our India and AsiaPac IT Services and Products business segment is also subject to seasonal fluctuations. Our product revenue is driven by capital expenditure budgets and the spending patterns of our clients who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result, our India and AsiaPac IT Services and products revenues for the quarters ended March 31 and September 30 are typically higher than other quarters of the year. We believe the impact of this fluctuation on our revenues will decrease as the proportion of services revenue increases.

       Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Demand for hydrogenated cooking oil is greater during the Indian festival season and has increased revenues from our consumer care business for the quarters ended September 30 and December 31. Our revenues in this segment are also subject to commodity price fluctuations. In the eleven quarters ended December 31, 2001, the price of the commodity component of our hydrogenated oil products decreased significantly which resulted in significantly lower revenues from hydrogenated oil products, however growth in revenues from soaps and lighting products has offset this decline in revenue.

       Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.

       LIQUIDITY AND CAPITAL RESOURCES

       Our capital requirements relate primarily to financing the growth of our Global IT Services and Products and India and AsiaPac IT Services and Products businesses. We have historically financed the majority of our working capital, capital expenditure and other requirements through our operating cash flow, and to a limited extent through bank loans.

       For the year ended March 31, 2001, and the nine months ended December 31, 2000, and 2001, excluding amounts placed as in inter-corporate deposits which technically do not meet the definition of investment securities and hence are included in other current assets, cash flow generated from operations was Rs. 5,941 million, Rs. 4,076 million and Rs. 7,805 million, respectively. The increase is attributable to a significant increase in our operating income. For the year ended March 31, 2001, and the nine months ended December 31, 2000, and 2001, capital expenditure was Rs. 2,626 million, Rs. 2,090 million and Rs. 1,907 million, respectively. This expenditure was financed primarily through cash generated from our operations.

       As of December 31, 2001, we had total debt of Rs. 263 million comprising borrowings from a consortium of banks of Rs. 97 million, against a line of credit of Rs. 2,650 million, secured by inventories and accounts receivable and other borrowings of Rs. 166 million, secured by liens over our property, plant and equipment and certain investments.

       We expect that our primary financing requirements in the future will be capital expenditures and working capital requirements in connection with growing our business. We believe that cash generated from operations, along with the net proceeds of our initial U.S. public offering in October 2000 of 3,162,500 American Depositary Shares (including the exercise of the underwriter's overallottment option to purchase 412,500 ADSs) representing 3,162,500 Equity Shares, will be sufficient to satisfy our currently foreseeable working capital and capital expenditure requirements. However, our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the sectors that we target for our services. In the future, we may require or choose to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms. We routinely review potential acquisitions, however currently we have no agreements to enter into any material acquisition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       GENERAL

       Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long term debt.

       Our exposure to market risk is a function of our borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables.

       RISK MANAGEMENT PROCEDURES

       We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management. The activities of this department include borrowing strategies, implementing hedging strategies for foreign currency exposures, management of cash resources and ensuring compliance with market risk limits and policies on a daily basis.

       COMPONENTS OF MARKET RISK

       Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk. These factors are discussed in the following paragraphs.

       Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenues, receivables and payables and foreign currency debt. We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We have approved risk management policies that require us to hedge a significant portion of our exposure. Our net exchange rate exposure as of the nine months ended December 31, 2000, and 2001 and as of March 31, 2001, was $58.0 million, $10.7 million, and $37.5 million.

       These forward contracts typically mature between one through six months. The counter parties for our exchange contracts are banks and we consider the risk of non-performance by the counter parties as not material. These forward contracts are effective hedges from an economic perspective, however they do not qualify for hedge accounting under SFAS No. 133, as amended.. We estimate that changes in exchange rates will not have a material impact on our operating results or cash flow.

       Interest rate risk. Our interest rate risk primarily arises from our long term debt. We adopt appropriate borrowing strategies to manage our interest rate risk. Additionally, we enter into interest rate swap agreements to hedge interest rate risk.

       As of December 31, 2001, a maturity profile of our debt is set forth below:

MATURING IN YEAR ENDING DECEMBER 31:                                    TOTAL
                                                                    -------------
                                                                    (IN MILLIONS)
2002..........................................................         Rs. 136
2003..........................................................              20
2004..........................................................               8
2005..........................................................               1
Thereafter....................................................              --
                                                                       -------
        Total.................................................         Rs. 165
                                                                       =======

       As of the nine months ended December 31, 2000, and 2001, we have interest rate swap agreements outstanding in the notional principal amount of $4.9 million and $1.6 million, which represent hedges of interest rate risk on our foreign currency debt. The counterparties for our interest rate agreements are banks, and we consider the risk of non-performance by the counterparties as not material.

       Based on the maturity profile and composition of our debt portfolio, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.

       Our temporary resources are generally invested in short-term investments, which generally do not expose us to significant interest rate risk.

       Fair value. The fair value of our market rate risk sensitive instruments closely approximates their carrying value.

                                  RISK FACTORS

                          RISKS RELATED TO OUR COMPANY

OUR REVENUES ARE DIFFICULT TO PREDICT BECAUSE THEY CAN FLUCTUATE SIGNIFICANTLY GIVEN THE NATURE OF THE MARKETS IN WHICH WE OPERATE. THIS INCREASES THE LIKELIHOOD THAT OUR RESULTS COULD FALL BELOW THE EXPECTATION OF MARKET ANALYSTS, WHICH COULD CAUSE THE PRICE OF OUR EQUITY SHARES AND ADSS TO DECLINE.

Our revenues historically have fluctuated and may fluctuate in the future depending on a number of factors, including:

       - the size, timing and profitability of significant projects or product orders;

       - the proportion of services we perform at our clients' sites rather than at our offshore facilities;

       - seasonal changes that affect the change in the mix of services we provide to our clients or in the relative proportion of services and product revenues;

       - seasonal changes that affect purchasing patterns among our consumers of computer peripherals, personal computers, consumer care and other products;

       - the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees; and

       -      currency exchange fluctuations.

       Approximately 59% of our total operating expenses in our Services business segment of our Global IT Services and Products business, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.

IF WE DO NOT CONTINUE TO IMPROVE OUR ADMINISTRATIVE, OPERATIONAL AND FINANCIAL PERSONNEL AND SYSTEMS TO MANAGE OUR GROWTH, THE VALUE OF OUR SHAREHOLDERS' INVESTMENT MAY BE HARMED.

       We have experienced significant growth in our Global IT Services and Products business. We expect our growth to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. Our continued growth will increase the challenges involved in:

       - recruiting and retaining sufficiently skilled technical, marketing and management personnel;

       - providing adequate training and supervision to maintain our high quality standards; and

       -      preserving our culture, values and entrepreneurial environment.

       If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our Global IT Services and Products business and harm the value of our shareholders' investment.

INTENSE COMPETITION IN THE MARKET FOR IT SERVICES COULD AFFECT OUR COST ADVANTAGES, WHICH COULD DECREASE OUR REVENUES.

       The market for IT services is highly competitive. Our competitors include software companies, IT companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, other technology companies and client in-house information services departments, both international and domestic. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors, or that we will not lose clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as our ability to attract, motivate and retain skilled employees, the price at which our competitors offer comparable services, and the extent of our competitors' responsiveness to their clients' needs.

WAGES IN INDIA HAVE HISTORICALLY BEEN LOWER THAN WAGES IN THE UNITED STATES AND EUROPE, WHICH HAS BEEN ONE OF OUR COMPETITIVE ADVANTAGES. WAGE INCREASES IN INDIA MAY PREVENT US FROM SUSTAINING THIS COMPETITIVE ADVANTAGE AND MAY REDUCE OUR PROFIT MARGINS.

       Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Unless we are able to continue to increase the efficiency and productivity of our employees, wage increases in the long term may reduce our profit margins.

THE RECENT RAPID ECONOMIC SLOWDOWN AND TERRORIST ATTACKS IN THE UNITED STATES COULD DELAY OR REDUCE THE NUMBER OF NEW PURCHASE ORDERS WE RECEIVE AND DISRUPT OUR OPERATIONS IN THE UNITED STATES, WHICH COULD AFFECT OUR FINANCIAL RESULTS AND PROSPECTS.

       Approximately 51% of our Global IT Services and Products revenues are from the United States. During an economic slowdown our clients may delay or reduce their IT spending significantly, which may in turn lower the demand for our services and affect our financial results. Recent terrorist attacks in the United States have disrupted normal business practices for extended periods of time, reduced business confidence and have generally increased performance pressures on U.S. companies. As a result several clients have delayed purchase orders with us. Continued, or more severe, terrorist attacks in the United States could cause clients in the U.S. to further delay their decisions on IT spending, which could affect our financial results. Although we continue to believe that we have a strong competitive position in the United States, we have increased our efforts to geographically diversify our clients and revenue.

OUR SUCCESS DEPENDS IN LARGE PART UPON OUR MANAGEMENT TEAM AND OTHER HIGHLY SKILLED PROFESSIONALS. IF WE FAIL TO RETAIN AND ATTRACT THESE PERSONNEL, OUR BUSINESS MAY BE UNABLE TO GROW AND OUR REVENUES COULD DECLINE, WHICH MAY DECREASE THE VALUE OF OUR SHAREHOLDERS' INVESTMENT.

       We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-deploy and retrain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences.

OUR GLOBAL IT SERVICES AND PRODUCTS SERVICE REVENUES DEPEND TO A LARGE EXTENT ON A SMALL NUMBER OF CLIENTS, AND OUR REVENUES COULD DECLINE IF WE LOSE A MAJOR CLIENT.

       While we currently derive, and believe we will continue to derive, a significant portion of our Global IT Services and Products service revenues from a limited number of corporate clients we continue to reduce our dependence on any revenues from service rendered to any one client. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenues. Nortel, our largest client in the three months ended December 31, 2000, and Lattice group our largest client in the three months ended December 31, 2001, and General Electric our largest client for the year ended March 31, 2001, accounted for 8%, 15%, and 8% of our Global IT Services and Products revenues, respectively. For the same periods, our ten largest clients accounted for 44%, 46% and 45% of our Global IT Services and Products revenues. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year.

RESTRICTIONS ON IMMIGRATION MAY AFFECT OUR ABILITY TO COMPETE FOR AND PROVIDE SERVICES TO CLIENTS IN THE UNITED STATES, WHICH COULD HAMPER OUR GROWTH AND CAUSE OUR REVENUES TO DECLINE.

       If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. In response to recent terrorist attacks in the United States, the U.S. Immigration and Naturalization Service has increased the level of scrutiny in granting visas to people of South-East Asian origin. This restriction and any other changes in turn could hamper our growth and cause our revenues to decline. Our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas. As of December 31, 2001, the majority of our personnel in the United States held H-1B visas (668 persons) or L-1 visas (405 persons). An H-1B visa is a temporary work visa, which allows the employee to remain in the U.S. while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Immigration and Naturalization Service may approve in any government fiscal year. We may not be able to obtain the H-1B visas necessary to bring critical Indian professionals to the United States on an extended basis during years in which this limit is reached. This limit was reached in March 2000 for the U.S. Government's fiscal year ended September 30, 2000. While we anticipated that this limit would be reached before the end of the U.S. Government's fiscal year, and made efforts to plan accordingly, we cannot assure you that we will continue to be able to obtain a sufficient number of H-1B visas on the same time schedule as we have previously, or at all.

OUR COSTS COULD INCREASE IF THE GOVERNMENT OF INDIA REDUCES OR WITHHOLDS TAX BENEFITS AND OTHER INCENTIVES IT PROVIDES TO US.

       Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated "Software Technology Parks" in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the three months ended December 31, 2000, 2001, and the year ended March 31, 2001, we realized tax benefits of Rs. 1,600 million, Rs. 2,116 million and Rs. 2,389 million, respectively, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The recently enacted Finance Act, 2000 phases out the ten year tax holiday over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. The Finance Act, 2000 also phases out the income tax deduction for profits derived from exporting technology services over the next five years. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact similar laws in the future, which could further impair our other tax incentives.

WE FOCUS ON HIGH-GROWTH INDUSTRIES, SUCH AS NETWORKING AND COMMUNICATIONS. ANY DECREASE IN DEMAND FOR TECHNOLOGY IN SUCH INDUSTRIES MAY SIGNIFICANTLY DECREASE THE DEMAND FOR OUR SERVICES, WHICH MAY IMPAIR OUR GROWTH AND CAUSE OUR REVENUES TO DECLINE.

       Approximately 51% of our Global IT Services and Products business is derived from clients in high growth industries who use our IT services for networking and communications equipment. The recent rapid economic slowdown in the U.S. may adversely affect the growth prospects of these business segments. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.

OUR FAILURE TO COMPLETE FIXED-PRICE, FIXED-TIME FRAME CONTRACTS ON BUDGET AND ON TIME MAY NEGATIVELY AFFECT OUR PROFITABILITY, WHICH COULD DECREASE THE VALUE OF OUR SHAREHOLDERS' INVESTMENT.

       We offer a portion of our services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted time frame, our profitability may suffer.

DISRUPTIONS IN TELECOMMUNICATIONS COULD HARM OUR SERVICE MODEL, WHICH COULD RESULT IN A REDUCTION OF OUR REVENUES.

       A significant element of our business strategy is to continue to leverage and expand our software development centers in Bangalore, Chennai, Gurgaon, Hyderabad and Pune, India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis, and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients' offices, and our other software development and support facilities. Although we maintain redundant facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications would result in a reduction of our revenues.

OUR INTERNATIONAL OPERATIONS SUBJECT US TO RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL THAT COULD HARM OUR OPERATING RESULTS.

       While to date most of our software development facilities are located in India and in the United States, we intend to establish new development facilities, including potentially in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks including, among other things, difficulties in regulating our business globally, export requirements and restrictions, and multiple and possibly overlapping tax structures. Any of these events could harm our future performance.

WE MAY ENGAGE IN FUTURE ACQUISITIONS, INVESTMENTS, STRATEGIC PARTNERSHIPS OR OTHER VENTURES THAT MAY HARM OUR PERFORMANCE, DILUTE OUR SHAREHOLDERS AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES.

       We may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. If we acquire another company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. As of the date of this report, we have no agreement to enter into any material investment or acquisition transaction.

WE MAY BE LIABLE TO OUR CLIENTS FOR DAMAGES CAUSED BY SYSTEM FAILURES, WHICH COULD DAMAGE OUR REPUTATION AND CAUSE US TO LOSE CUSTOMERS.

       Many of our contracts involve projects that are critical to the operations of our clients' businesses, and provide benefits which may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages resulting from negligent acts, errors, mistakes or omissions in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that it will otherwise protect us from liability for damages.

RISKS RELATED TO INVESTMENTS IN INDIAN COMPANIES

       We are incorporated in India, and substantially all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, government currency exchange control, as well as changes in exchange rates and interest rates.

REGIONAL CONFLICTS IN SOUTH ASIA COULD ADVERSELY AFFECT THE INDIAN ECONOMY, DISRUPT OUR OPERATIONS AND CAUSE OUR BUSINESS TO SUFFER.

       South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir. The potential for such hostilities has recently increased as a result of terrorist attacks in the U.S. and the recent attack on the Indian Parliament has increased tensions between India and Pakistan. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

POLITICAL INSTABILITY OR CHANGES IN THE GOVERNMENT IN INDIA COULD DELAY THE LIBERALIZATION OF THE INDIAN ECONOMY AND ADVERSELY AFFECT ECONOMIC CONDITIONS IN INDIA GENERALLY, WHICH COULD IMPACT OUR FINANCIAL RESULTS AND PROSPECTS.

       Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

INDIAN LAW LIMITS OUR ABILITY TO RAISE CAPITAL OUTSIDE INDIA AND MAY LIMIT THE ABILITY OF OTHERS TO ACQUIRE US, WHICH COULD PREVENT US FROM OPERATING OUR BUSINESS OR ENTERING INTO A TRANSACTION THAT IS IN THE BEST INTERESTS OF OUR SHAREHOLDERS.

       Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India including the Reserve Bank of India. However, the Government of India currently does not require prior approvals for IT companies, subject to certain exceptions. Under any such exception, if the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be constrained. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our company and the holders of our equity shares and ADSs.

INDIAN LAW IMPOSES FOREIGN INVESTMENT RESTRICTIONS THAT LIMIT A HOLDER'S ABILITY TO CONVERT EQUITY SHARES INTO ADSS, WHICH MAY CAUSE OUR EQUITY SHARES TO TRADE AT A DISCOUNT OR PREMIUM TO THE MARKET PRICE OF OUR ADSS.

       Recently the government of India has permitted two-way fungibility of ADRs, subject however to sectoral caps and certain conditions. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our equity shares to trade at a discount or premium to the ADSs.

       Except for limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since currency exchange controls are in effect in India, the Reserve Bank of India will approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except in certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India he or she will have to obtain an additional Reserve Bank of India approval for each transaction. We cannot assure our ADS holders that any required approval from the Reserve Bank of India or any other government agency can be obtained on any terms or at all.

OUR ABILITY TO ACQUIRE COMPANIES ORGANIZED OUTSIDE INDIA DEPENDS ON THE APPROVAL OF THE GOVERNMENT OF INDIA. OUR FAILURE TO OBTAIN APPROVAL FROM THE GOVERNMENT OF INDIA FOR ACQUISITIONS OF COMPANIES ORGANIZED OUTSIDE INDIA MAY RESTRICT OUR INTERNATIONAL GROWTH, WHICH COULD NEGATIVELY AFFECT OUR REVENUES.

       The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement permitting acquisitions of companies organized outside India with a transaction value:

       - if in cash, effective April 28, 2001 up to 100% of the proceeds from an ADS offering; and

       - if in stock, the greater of $100 million or ten times the acquiring company's previous fiscal year's export earnings.

       We cannot assure you any required approval from the Reserve Bank of India and/or the Ministry of Finance or any other government agency can be obtained. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenues.

THE LAWS OF INDIA DO NOT PROTECT INTELLECTUAL PROPERTY RIGHTS TO THE SAME EXTENT AS THOSE OF THE UNITED STATES, AND WE MAY BE UNSUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS. UNAUTHORIZED USE OF OUR INTELLECTUAL PROPERTY MAY RESULT IN DEVELOPMENT OF TECHNOLOGY, PRODUCTS OR SERVICES WHICH COMPETE WITH OUR PRODUCTS.

       Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

       The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent patent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. Although there are no pending or threatened intellectual property lawsuits against us, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

                          PART II -- OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

       We are not currently a party to any material legal proceedings.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

       On October 19, 2000, We completed our initial public offering in the United States, or US IPO, of 3,162,500 American Depositary Shares representing 3,162,500 equity shares, par value Rs. 2 per share (including the exercise of the underwriters' overallotment option consisting of 412,500 American Depositary Shares representing 412,500 equity shares), at a public offering price of $41.375 per American Depositary Share, pursuant to a registration statement filed on Form F-1 (File No. 333-46278) with the Securities Exchange Commission (the "Registration Statement"). All of the shares registered were sold. The managing underwriters were Morgan Stanley Dean Witter, Credit Suisse First Boston, and Banc of America Securities. Aggregate gross proceeds to Wipro (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $130,848,438. There were no selling stockholders in the US IPO.

       We paid underwriting discounts and commissions of $5,888,180. The net proceeds from the offering after underwriting discounts and commissions are estimated to be $124,960,258.

       From the date of receipt, net proceeds from the offering have been invested in highly liquid money market instruments. No part of the net proceeds were used for any of the uses of proceeds stated in the Registration Statement and the funds are reserved for general corporate purposes. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates

ITEM 3. DEFAULT UPON SENIOR SECURITIES

       None

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

       None

ITEM 5: OTHER INFORMATION

       None


ITEM 6: EXHIBITS AND REPORTS

       The Exhibit Index attached here to is incorporated by reference to this item.

              SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: February 12, 2002                     WIPRO LIMITED





                                        By:  /s/  Suresh C. Senapaty
                                           -------------------------------------
                                           Suresh C. Senapaty
                                           Executive Vice President, Finance

              EXHIBIT INDEX

  EXHIBIT
  NUMBER                                         DESCRIPTION OF DOCUMENT
  -------      ---------------------------------------------------------------------------------------------
   *3.1        Articles of Association of Wipro Limited, as amended.
   *3.2        Memorandum of Association of Wipro Limited, as amended.
   *3.3        Certificate of Incorporation of Wipro Limited, as amended.
   *4.1        Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).
   *4.2        Wipro's specimen certificate for equity shares.
   19.1        Wipro Quarterly report to the shareholders for the quarter ended December 31, 2001.







* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.